UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☑ Check box if Amendment is material and investors must reconfirm within five business days.
  This material amendment is filed to (i) extend the Offering Deadline; (ii) disclose a change in Chief Executive Officer; and (iii) update the Directors & Officers, Capitalization and Ownership, Previous Offerings, Debt and Financial Information sections.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual ReportForm C-TR: Termination of Reporting

Name of Issuer:

Surf Lakes Global, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

October 3, 2023

Physical Address of Issuer:

31531 Rancho Viejo Road, Unit 102, San Juan Capistrano, California 92675, United States

Website of Issuer:

www.surflakes.com

Is there a Co-Issuer?* __ *Yes* X *No

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of a eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $45,000 advance setup fee and $11,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates for the use of the platform and marketing services.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Class B Common Stock

Target Number of Securities to be Offered:

3,132

Price (or Method for Determining Price):

$3.10

Target Offering Amount:

$10,000.48

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,234,998.12

Deadline to reach the Target Offering Amount:

October 31, 2025

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	June 30, 2024	June 30, 2023
Total Assets	$1,165,559	$2,479,713
Cash & Cash Equivalents	$510,868	$1,673,499
Accounts Receivable	$978	$213,881
Current Liabilities	$4,922,780	$6,174,502
Long-Term Liabilities	$32,607	$0
Revenues/Sales	$1,056,590	$383,497
Cost of Goods Sold*	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(5,562,388)	$(3,468,796)

*Cost of Revenue

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement
Exhibit D: Second Amended and Restated Certificate of Incorporation
Exhibit E: Bylaws
Exhibit F: Financial Statements
Exhibit G: Video Transcript

Offering Statement (Exhibit A)
June 26, 2025

Surf Lakes Global, Inc.



Up to $1,234,998.12 of Class B Common Stock

Surf Lakes Global, Inc. ("**Surf Lakes**," the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,000.48 (the "**Target Offering Amount**") and up to a maximum amount of $1,234,998.12 (the "**Maximum Offering Amount**") of Class B Common Stock (the "**Securities**"), at a purchase price of $3.10 per share of Class B Common Stock on a best efforts basis as described in this Form C/A (this **"Offering"**). The Target Offering Amount and Maximum Offering Amount include the investor processing fee total for all investments. The Company must raise an amount equal to or greater than the Target Offering Amount by October 31, 2025 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,047.80	$89.06	$958.74
Investor Processing Fee (4)	$31.43	2.67	$28.76
Target Offering Amount	$10,000.48	$850.04	$9,250.44
Maximum Offering Amount	$1,234,998.12	$104,974.84	$1,130,023.28

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary and/or its affiliates will also receive a one-time $45,000 payment and a $11,000 monthly fee for use of the platform and marketing services, which are not included above.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor a fee of three percent (3.0%) of the Investor's investment amount ("**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C/A. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company, nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company, nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.surflakes.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C/A is June 26, 2025

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C/A to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Surf Lakes Global, Inc. owns and utilizes certain proprietary technology around the creation and operation of man-made lake that, through the combination of the central wave device and the bathymetry of the lake bed, generates artificial waves that are suitable for recreational water activities including surfing and related activities.

Surf Lakes Global, Inc. was formed as a Delaware corporation on October 3, 2023. The Company originally was launched in Australia as Surf Lakes Holdings Pty Ltd. on June 30, 2016. In December 2023, the Company completed a Scheme of Arrangement re-organization transaction whereby Surf Lakes Global, Inc. became the holding company of Surf Lakes Holdings Pty Ltd. and its subsidiaries in exchange for issuing to each shareholder of Surf Lakes Holding Limited one share in the Company for each 10 shares held in Surf Lakes Holdings Pty Ltd. This redomicile to the United States was undertaken to enhance access to U.S. capital markets and support the company's expansion and commercialization strategy. The Company is located at 31531 Rancho Viejo Road, Unit 102, San Juan Capistrano, California 92675. The Company intends to offer directly owned or licensed surf park locations in the United States and internationally.

The Company's website is www.surflakes.com.

The Company has the following subsidiaries:

(i) Surf Lakes Holdings Pty Ltd., which was formed on June 30, 2016 as a public company in Australia and has since become a private company. This entity holds the intellectual property of the Company and is directly owned by the Company. This entity does not have any employees.

(ii) Surf Lakes North America, LLC which was formed on January 1, 2022 as a Delaware limited liability company. This entity oversees all United States operations and has 2 employees.

(iii) Surf Lakes Queensland Pty Ltd., which was formed on March 3, 2021 as a company in Australia. This entity is for the Company's Yeppoon Surf Lake property and has no employees.

(iv) Surf Lakes Equipment Pty Ltd., which was formed on February 6, 2020 as a company in Australia. This entity owns the Company's assets and has no employees.

(v) Surf Lakes International Pty Ltd., which was formed on May 16, 2018 as a company in Australia. This entity handles the Company's global licensing and has 11 employees.

(vi) Mulara Site Pty Ltd., which was formed on July 6, 2018 as a company in Australia. This entity does not have any employees and is now dormant.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under www.invest.surflakes.com (the "**Investor Website Page**") and the version published as of the date of this Form C/A is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

The Offering

Minimum Target Offering Amount	$10,000.48
Name of Securities	Class B Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	3,132
Maximum Offering Amount	$1,234,998.12
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	388,783*
Price Per Security	$3.10**
Minimum Individual Purchase Amount	$1,079.23 +
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) +
Offering Deadline	October 31, 2025
Use of Proceeds	See the section entitled "Use of Proceeds" on page 32 hereof.
Voting Rights	None. See the description of the voting and control rights on page 37.

*Does not include Bonus Shares of Class B Common Stock that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Shares to be issued is 58,317 shares of Class B Common Stock.

**Does not include the Investor Processing Fee of three percent (3%) of the Investor's investment amount charged by the Company to each Investor. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education & Qualifications
Troy Warfield*	Chief Executive Officer and Chairman of the Board	Chief Executive Officer and Chairman of the Board of Surf Lakes Global, Inc., 2021 – Present (CEO- 2025). Responsible for sales, strategy and general CEO responsibilities for Surf Lakes Global, Inc. CEO of The Social Gaming Group, 2022 – Present Has led the business by creating opportunities for international growth while enhancing customer experiences.	• University of New South Wales (UNSW), Bachelor of Commerce • Macquarie Graduate School of Management (MGSM), Master of Business Administration •
Aaron Trevis*	Chief Technology Officer, Founder and Director	CTO, Founder and Director of Surf Lakes Global, Inc., 2023 – Present Responsible for technology matters for Surf Lakes Global, Inc.	• University of Ballarat, Bachelor of Engineering (Mining) • Graduate of the Australian Institute of Company Directors (AICD)
Lewis Glynn	Chief Operating Officer	COO of Surf Lakes Global, Inc., 2021 – Present Responsible for daily company operations and site project developments.	• University of Plymouth, UK, Bachelor of Science (with Honours) in Building Surveying and the Environment • Member of the Australian Institute of Company Directors
Joven Demonteverde	Chief Financial Officer	Chief Financial Officer of Surf Lakes Global, Inc., 2019 – Present Responsible for statutory financial reporting, financial management, and financial leadership of the Company.	• University of Technology, Sydney (UTS), Bachelor of Business (Accounting &

			Finance) 2008
			• Chartered Accountants Australia & New Zealand (CAANZ), Graduate Diploma of Accounting 2010 • RG146
Joshua Hamlin	Head of Legal and Director	Head of Legal and Director of Surf Lakes Global, Inc., 2022 – Present. Responsible for legal & corporate governance matters. Chief Legal Officer and Director of OG DNA Genetics, Inc., 2018 – 2022 Oversaw all legal, compliance, and risk mitigation functions of the business and implemented the international intellectual property licensing strategy.	Thomas Jefferson School of Law, JD, 2013 Saginaw Valley State University, B.A., Political Science, 2010 Member of California Bar
Reuben Buchanan	Non-Executive Director	Non-Executive Director of Surf Lakes Global, Inc., 2016 – Present. Responsible for board oversight and advising on capital raising and business strategy.	• RG146 / RG105 • Graduate of the Australian Institute of Company Directors (AICD)
John Diddams	Non-Executive Director	Non-Executive Director of Surf Lakes Global, Inc., 2022 – Present. Responsible for board oversight. Non-Executive Chairman of xReality Group Limited (ASX:XRG) Non-Executive Director of Aroa Biosurgery Limited (ASX:ARX). Also holds directorships at companies including DIT AgTech Limited and Volpara Health Technologies Limited (ASX:VHT)	• University of New South Wales (UNSW) Bachelor of Commerce • Australian Institute of Company Directors (AICD), CPA, (Fellow)

*On June 23, 2025, Troy Warfield was named CEO of the Company to replace Aaron Trevis who is moving back to his original Chief Technology Officer role.

Biographical Information

Troy Warfield: Troy is the CEO and Chairman of the Company. He was named CEO of the Company in June 2025. In March 2021, Troy was appointed as Chief Executive at Oche to lead the company into its global expansion. He has an extensive executive-level background in sports media entertainment, luxury consumer industries and travel and hospitality. Most recently, Troy was President of the sports and entertainment company, Topgolf International, where he was responsible for the rapid international expansion program outside of North America, which involved building a strong global franchise footprint. Prior to Topgolf, he was an Executive Director of the Board and Brands and Customer Experience Director at British Airways. At Avis Budget Group, he was Chief Commercial Officer and also led the international franchising of the business. During his time at Kimberly Clark, Troy was Vice President of the European Family Care business and was also Managing Director of the UK and Ireland. Troy has also held senior roles at Unilever. He is a very proud father of three children and enjoys giving back to the community via many charitable roles throughout his career, coaching his son's rugby, and being with friends.

Aaron Trevis: Aaron is the Chief Technology Officer, Founder and a Director of the Company. He was CEO of the Company from 2023 until June 2025. Aaron is a Mining Engineer and Graduate of the Australian Institute of Company Directors. As the Founder of the Company, Aaron is the driver behind the Surf Lakes™ project taking the technology concept from idea stage to start up and on to the global entity that is evolving today. Aaron has a diverse leadership and management background, covering underground coal mining, executive search and national leadership of a large not-for-profit organization. As a keen surfer, he has a well-stated mission to take waves to the masses so that the thrill of surfing can be shared and enjoyed by anyone regardless of ability or location.

Lewis Glynn: Lewis is the Chief Operating Officer of the Company. He has over a decade of experience managing large and complex construction projects up to $2bn in value as well as founding his own smaller construction and development companies. Lewis' project experience includes aquatic centers, Sydney Harbour marinas, high-rise mixed-use developments, sports stadiums, luxury hotels, and residential towers (100m+ high). In central London, Lewis was the Technical Manager for a $2bn mixed-use development for the Berkeley Group. More recently, Lewis joins us from one of Australia's largest project management consultancy firms where he managed a Business Unit. There, Lewis and his team managed a diverse $1bn+ portfolio from development and design through to construction. Lewis' passion for surfing and background as RNLI senior lifeguard led him to pursue aquatic projects with the aim of eventually taking that to the Surf Park industry.

Joven Demonteverde: Joven is the Chief Financial Officer of the Company. He has over a decade of experience as an accountant in both public practice and commercial industry; and has owned and operated several businesses, two of which he has successfully sold. Joven has consulted to numerous businesses as their Financial Controller and CFO and has helped raise in excess of $30m for several companies, some of which he has helped take through to IPO. Having worked with countless SMEs over the years, Joven brings both breadth and depth of experience in the areas of cash flow management, financial modelling, and business intelligence in supporting key business decisions.

Joshua Hamlin: Josh is a Director and the Head of Legal for the Company. He is a seasoned attorney with combined experience in both law firm and in-house positions. In previous roles, Josh has worked in various industries as outside Corporate Counsel, Chief Legal Officer, as well as a member of the Board of Directors and various committees, overseeing corporate, legal, and financial compliance for cross-border and international firms. Throughout these diverse positions he has developed specific knowledge and expertise in a wide range of both legal and business matters including corporate transactions, intellectual property & licensing agreements, mergers & acquisitions, securities transactions, capital investment, initial public offerings (IPOs), reverse take-over transactions (RTOs), risk mitigation & management, government affairs, legislative lobbying, and strategic development.

Reuben Buchanan: Reuben is a Non-Executive Director of the Company. He was one of the founding Directors of Surf Lakes Holdings Ltd. Reuben has over 22 years experience in the finance, investment, and media industries. He was the Founder of Wealth Creator Magazine in 2002, which he later sold. He also co-founded Wholesale Investor in 2008, founded Axstra Capital in 2010, and holds an Australian Financial Services License. Today, Reuben specializes in corporate finance and capital raising, having raised over $120m in equity for his clients in the last 10 years. He has participated in two ASX listings, served on several Prospectus Due Diligence Committees, and was previously a Director of a small cap ASX listed tech company.

John Diddams: John is a Non-Executive Director of the Company. He joined the board in November 2019 and is a professional Non-Executive Director with a proven track record of taking companies from pre-IPO through to IPO and exit. John has over forty years experience as a CFO, CEO, and director of both private and publicly listed companies. He has extensive knowledge and experience in the practical application of ASX Listing Rules, Australian corporations' law, international accounting standards, and corporate governance principles. Over the past 25 years, John has managed the process to raise capital, perform due diligence and seek ASX listing for a number of diverse enterprises, including oil and gas interests, food distribution and retail, a fine wool processing plant, an innovative telephony product, a biotech company, an Internet advertising initiative, a dental device for snoring and sleep apnea, an indoor skydiving company, an aircraft start-up, a breast care tech company, an adventure tourism company and a healthy fast food restaurant chain. John holds a Bachelor of Commerce from the University of NSW, is a Fellow of the Australian Society of CPAs, and a Fellow of the Australian Institute of Company Directors. John is currently a Non-executive Director of Volpara Health Technologies Limited (ASX: VHT) and Aroa Biosurgery Limited and was until recently a Non-Executive Director of Experience Co Limited (ASX: EXP), an adventure tourism business operating in Australia and NZ.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**BUSINESS**

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under www.invest.surflakes.com. *The version published as of the date of this Form C/A is attached as Exhibit B.*

Description of the Business

Surf Lakes Global, Inc. and its subsidiaries (collectively, "Surf Lakes") own and utilize certain proprietary technology around the creation and operation of man-made lake that, through the combination of the central wave device and the bathymetry of the lake bed, generate artificial waves that are suitable for recreational water activities including surfing and related activities.

Business Plan

Over a number of years, Surf Lakes has developed proprietary technology and other intellectual property in the artificial wave industry. In 2020, Surf Lakes proved its technology at full scale at its wave park at Yeppoon, Queensland, Australia. Surf Lakes has two patents registered in various key territories over its technology and also registered trademarks over its name in key territories. Surf Lakes engages in intellectual property licensing and project development in various territories around the world. The current strategy of the Company includes an objective to commence construction, complete and open one commercial facility as soon as reasonably feasible. Based on current information, the most likely project to be completed first is the licensee project located in Norco, California. However, the Surf Lakes-owned facility located at Yeppoon in Queensland may be a viable first option, provided Surf Lakes is able to raise the necessary capital for project development and construction. While Surf Lakes continues to press for the first commercial project opening, it intends to continue to build revenue through further IP licensing and project development. To date, the Company has 9 current licensing agreements–1 with the majority-owned Company licensee located in Australia and 8 with licensees located in the USA.

The Company plans to significantly expand its business by investing in product and business development and increasing sales and marketing activities. The capital we raise here will empower us to expand our product and business development and sales and marketing efforts as we continue to aggressively grow out our infrastructure and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Surf Parks	Utilizing its valuable intellectual property, designs, licenses and/or constructs and operates surf parks that provide artificial waves for surfing and other aquatic activities.	Licenses its patented technology to property developers or operates its own locations where surfers and other people wanting to engage in aquatic activities are its main customers

Competition

The markets in which our services are sold are competitive. There are several other competitors in the Surf Park industry, but the industry is generally still in its infancy with respect to fully operational surfing wave parks. There are a limited number of open parks currently (possibly 20 at most). Competitors rely on a different technology and offer far fewer customers per wave, as the Surf Lakes design allows for a 360 degree park (circular from center outward) as opposed to a single lane of waves, or 180 degree channel of waves utilized by competitor technologies.

Customer Base

Surf Lakes engages in both licensing and direct operations. Under its licensing model, Surf Lakes seeks out qualified property developers that wish to utilize the Company's patented technology to build a Surf Lakes Project in a specifically licensed territory. In exchange for the license from the Company, the licensee will pay royalties and service fees to Surf Lakes. Under its direct operations model, Surf Lakes will own and operate the Surf Lakes facilities, with its main customer base being surfers and other people wanting to engage in aquatic activities.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company possesses significant intellectual property in the form of patents and trademarks throughout the world. To date, the Company has 2 primary patents (77 patents total when counting countries) and 55 registered trademarks, with 5 patent applications and 2 trademark applications pending.

Patents are as follows:

Patent No./Application No.	Title	Country	Status	Registration/Grant Date
2017363824	"Non-Contact Liquid Sealing Actuator System"	Australia	Granted	1/6/2022
3544702	"Non-Contact Liquid Sealing Actuator System"	Austria	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Belgium	Granted	9/15/2021
11 2019 0100301 5	"Non-Contact Liquid Sealing Actuator System"	Brazil	Granted	6/20/2023
3041363	"Non-Contact Liquid Sealing Actuator System"	Canada	Pending	-
01311-2019	"Non-Contact Liquid Sealing Actuator System"	Chile	Granted	1/7/2021
201780079066.6	"Non-Contact Liquid Sealing Actuator System"	China	Granted	5/28/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Croatia	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Cyprus	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Czechia	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Denmark	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Estonia	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Finland	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	France	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Germany	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Greece	Granted	9/15/2021
40012332	"Non-Contact Liquid Sealing Actuator System"	Hong Kong	Granted	10/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Hungary	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Iceland	Granted	9/15/2021

447239	"Non-Contact Liquid Sealing Actuator System"	India	Granted	8/25/2023
IDP000073850	"Non-Contact Liquid Sealing Actuator System"	Indonesia	Granted	12/18/2020
3544702	"Non-Contact Liquid Sealing Actuator System"	Ireland	Granted	9/15/2021
270981	"Non-Contact Liquid Sealing Actuator System"	Israel	Granted	1/30/2020
3544702	"Non-Contact Liquid Sealing Actuator System"	Italy	Granted	9/15/2021
7125765	"Non-Contact Liquid Sealing Actuator System"	Japan	Granted	8/17/2022
3544702	"Non-Contact Liquid Sealing Actuator System"	Malta	Granted	9/15/2021
MX/a/2019/005919	"Non-Contact Liquid Sealing Actuator System"	Mexico	Granted	9/22/2023
3544702	"Non-Contact Liquid Sealing Actuator System"	Netherlands	Granted	9/15/2021
752530	"Non-Contact Liquid Sealing Actuator System"	New Zealand	Pending	-
3544702	"Non-Contact Liquid Sealing Actuator System"	Norway	Granted	9/15/2021
OM/P/2019/00202	"Non-Contact Liquid Sealing Actuator System"	Oman	Pending	-
3544702	"Non-Contact Liquid Sealing Actuator System"	Poland	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Portugal	Granted	9/15/2021
QA/201905/00277	"Non-Contact Liquid Sealing Actuator System"	Qatar	Pending	
3544702	"Non-Contact Liquid Sealing Actuator System"	San Marino	Granted	9/15/2021
9082	"Non-Contact Liquid Sealing Actuator System"	Saudi Arabia	Granted	12/13/2021
11201903376Y	"Non-Contact Liquid Sealing Actuator System"	Singapore	Granted	3/22/2023
2019/02587	"Non-Contact Liquid Sealing Actuator System"	South Africa	Granted	11/27/2019
10-2420502	"Non-Contact Liquid Sealing Actuator System"	South Korea	Granted	7/8/2022
3544702	"Non-Contact Liquid Sealing Actuator System"	Spain	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Sweden	Granted	9/15/2021
3544702	"Non-Contact Liquid Sealing Actuator System"	Switzerland	Granted	9/15/2021
97002	"Non-Contact Liquid Sealing Actuator System"	Thailand	Granted	11/17/2023
3544702	"Non-Contact Liquid Sealing Actuator System"	Turkey	Granted	9/15/2021
P6000701/19	"Non-Contact Liquid Sealing Actuator System"	United Arab Emirates	Pending	-
3544702	"Non-Contact Liquid Sealing Actuator System"	United Kingdom	Granted	9/15/2021
10,584,506	"Non-Contact Liquid Sealing Actuator System"	United States of America	Granted	3/10/2020
2018204459	"Surfing Wave Generation"	Australia	Granted	10/3/2019
2018204459	"Surfing Wave Generation"	Australia	Granted	3/25/2021

3152364	"Surfing Wave Generation"	Austria	Granted	7/24/2019
3152364	"Surfing Wave Generation"	Belgium	Granted	24/072019
1120160288807	"Surfing Wave Generation"	Brazil	Granted	1/4/2022
2955334	"Surfing Wave Generation"	Canada	Granted	10/4/2022
3170132	"Surfing Wave Generation"	Canada	Pending	-
ZL201580030447.6	"Surfing Wave Generation"	China	Granted	8/23/2019
3152364	"Surfing Wave Generation"	France	Granted	24/072019
602015034444.8	"Surfing Wave Generation"	Germany	Granted	24/072019
3152364	"Surfing Wave Generation"	Greece	Granted	7/24/2019
1230682	"Surfing Wave Generation"	Hong Kong	Granted	5/8/2020
3152364	"Surfing Wave Generation"	Hungary	Granted	7/24/2019
405025	"Surfing Wave Generation"	India	Granted	8/29/2022
IDP000064517	"Surfing Wave Generation"	Indonesia	Granted	11/14/2019
3152364	"Surfing Wave Generation"	Ireland	Granted	7/24/2019
3152364	"Surfing Wave Generation"	Italy	Granted	7/24/2019
6650415	"Surfing Wave Generation"	Japan	Granted	2/19/2020
MX/a/2016/016162	"Surfing Wave Generation"	Mexico	Granted	1/14/2021
3152364	"Surfing Wave Generation"	Netherlands	Granted	7/24/2019
727774	"Surfing Wave Generation"	New Zealand	Granted	2/1/2022
2697-2016	"Surfing Wave Generation"	Peru	Granted	1/14/2021
1-2016-502429	"Surfing Wave Generation"	Philippines	Granted	1/21/2022
3152364	"Surfing Wave Generation"	Poland	Granted	7/24/2019
3152364	"Surfing Wave Generation"	Portugal	Granted	7/24/2019
11201610263U	"Surfing Wave Generation"	Singapore	Granted	10/8/2018
2016/08846	"Surfing Wave Generation"	South Africa	Granted	2/28/2018
2462406	"Surfing Wave Generation"	South Korea	Granted	10/28/2022
3152364	"Surfing Wave Generation"	Spain	Granted	7/24/2019
19108	"Surfing Wave Generation"	Sri Lanka	Granted	12/14/2020
3152364	"Surfing Wave Generation"	Switzerland	Granted	7/24/2019
1601007335	"Surfing Wave Generation"	Thailand	Granted	8/7/2023
3152364	"Surfing Wave Generation"	Turkey	Granted	7/24/2019
5092	"Surfing Wave Generation"	United Arab Emirates	Granted	12/29/2022
3152364	"Surfing Wave Generation"	United Kingdom	Granted	7/24/2019
10,501,951	"Surfing Wave Generation"	United States of America	Granted	12/10/2019

Trademarks are as follows:

Registration No./ Application No.	Title	Country	Status	Registration/Grant Date
2054907	"5 WAVES SURF LAKES & Device"	Australia	Registered	7/13/2020
1932723	"SURF LAKES"	Australia	Registered	1/15/2019
1573844	"SURF LAKES"	Madrid Protocol	Registered	12/2/2020
501573844	"SURF LAKES"	Brazil	Registered	1/27/2022
1573844	"SURF LAKES"	Canada	Published/	

				advertised
1573844	"SURF LAKES"	China	Registered	7/15/2021
1573844	"SURF LAKES"	European Union	Registered	1/31/2022
1573844	"SURF LAKES"	United Kingdom	Registered	8/31/2021
IDM000964915	"SURF LAKES"	Indonesia	Registered in Classes 25 and 28	6/4/2022
1573844	"SURF LAKES"	Japan	Registered	0044539
2491720	"SURF LAKES"	Mexico	Registered	0044930
1170142	"SURF LAKES"	New Zealand	Registered	11/2/2021
1573844	"SURF LAKES"	Philippines	Registered	4/4/2021
1573844	"SURF LAKES"	Russia	Registered in classes 25 and 28	12/22/2021
40202102900Y	"SURF LAKES"	Singapore	Registered	4/14/2023
1442024236	SURF LAKES (Class 25)	Saudi Arabia	Registered	6/17/2021
1442024239	SURF LAKES (Class 28)	Saudi Arabia	Registered	6/17/2021
1442024242	SURF LAKES (Class 41)	Saudi Arabia	Registered	6/17/2021
2020/35752	SURF LAKES (Class 25)	South Africa	Registered	12/18/2020
2020/35753	SURF LAKES (Class 28)	South Africa	Registered	12/18/2020
2020/35754	SURF LAKES (Class 41)	South Africa	Registered	12/18/2020
0034767	SURF LAKES (Class 25)	United Arab Emirates	Registered	7/26/2021
0347669	SURF LAKES (Class 28)	United Arab Emirates	Registered	7/26/2021
0347670	SURF LAKES (Class 41)	United Arab Emirates	Registered	7/26/2021
6648564 & 6713388	"SURF LAKES"	United States of America	Registered	2/15//2022 & 4/26/2022
2054914	SURF LAKES & Device	Australia	Registered	7/13/2020
1573822	SURF LAKES & Device	Madrid Protocol	Registered	12/2/2020
501573822	SURF LAKES & Device	Brazil	Registered	1/27/2022
1573822	SURF LAKES & Device	Canada	Published/advertised	
1573822	SURF LAKES & Device	China	Registered	2/1/2023
1573822	SURF LAKES & Device	European Union	Registered	6/25/2021
1573822	SURF LAKES & Device	United Kingdom	Registered	8/25/2021
0336134	SURF LAKES & Device	Israel	Registered	12/5/2021
1573822	SURF LAKES & Device	Japan	Registered	12/9/2021
1573822	SURF LAKES & Device	Repubic of Korea	Registered	10/2/2022
2491719	SURF LAKES & Device	Mexico	Registered	1/4/2023
1170176	SURF LAKES & Device	New Zealand	Registered	11/1/2021

1537822	SURF LAKES & Device	Philippines	Registered	4/4/2021
1573822	SURF LAKES & Device	Russia	Registered	12/22/2021
40202103027Q	SURF LAKES & Device	Singapore	Registered	7/15/2021
6473586	SURF LAKES & Device	United States of America	Registered	9/7/2021
1442024245	SURF LAKES & Device (Class 25)	Saudi Arabia	Registered	6/17/2021
1442024248	SURF LAKES & Device (Class 28)	Saudi Arabia	Registered	6/17/2021
1442024251	SURF LAKES & Device (Class 41)	Saudi Arabia	Registered	6/17/2021
2020/35923	SURF LAKES & Device (Class 25)	South Africa	Registered	2/1/2024
2020/35924	SURF LAKES & Device (Class 28)	South Africa	Registered	2/1/2024
2020/35925	SURF LAKES & Device (Class 41)	South Africa	Registered	2/1/2024
0347671	SURF LAKES & Device (Class 25)	United Arab Emirates	Registered	7/26/2021
0347672	SURF LAKES & Device (Class 28)	United Arab Emirates	Registered	7/26/2021
0347673	SURF LAKES & Device (Class 41)	United Arab Emirates	Registered	7/26/2021
2123940	SURF LAKES STANDARD	Australia	Registered	5/10/2021
2123941	SURF LAKES XL	Australia	Registered	5/10/2021
2123942	SURF LAKES XXL	Australia	Registered	5/10/2021
58720539	SURF LAKES & Device	China	Registered in Class 25	8/27/2030
1594678	SURF LAKES EVERYONE GETS A BREAK Device	Australia	Registered	12/5/2013

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, each surf park is subject to compliance with state and local environmental protection laws and regulations, building code and related construction regulations, water rights and related regulations, noise and gathering restrictions/regulations, and other regulations and laws around operating a theme park or similar establishment. These laws and regulations, and codes, are subject to change.

Litigation

The Company's subsidiary, Surf Lakes International Pty Ltd. ("SLI") is a party to a lawsuit in Australian court filed by a former independent contractor alleging unlawful termination and breach of contract. The Company vigorously denies these allegations and successfully argued for the Australian court to impose a bond requirement on the plaintiff in order for him to proceed with the lawsuit. The plaintiff has not demanded discovery or otherwise taken any affirmative steps toward litigating the matter further. However, the case is technically still pending. The Company intends to aggressively defend itself in the event this lawsuit ever proceeds.

Employees

The Company currently has 0 full-time employees in the United States. When combined with its employees working for subsidiaries, the Company has 2 U.S. employees and 10 foreign employees. The Company also utilizes independent contractors and advisors.

Perks*

The Company is offering the following Perks to Investors:

A. Non-Monetary Perks (Shareholder Benefits)

Non-Monetary Perks for all Investors	Description
1. INVITATIONS TO PRE-OPENING MILESTONES • Shovel in the ground • Begin filling the lake	As a shareholder of the Company you will be invited to attend company milestones of the first commercial Surf Lake including "shovel in the ground" which is the groundbreaking ceremony to launch the start of construction. "Begin filling the lake" is when construction is complete and the taps are turned on before the wave commissioning phase[1].
2. 'TEST PILOT' DURING COMMISSIONING	As a shareholder of the Company, you will be invited to become a "test pilot" during the first commercial Surf Lake wave commissioning phase. This will include surfing some waves, a facility tour and more.[2]
3. FIRST ACCESS TO MERCH DROP	Shareholders will be first in line to purchase merchandise at a special shareholders-only sale price[3].
4. VIP LAUNCH INVITE	Shareholders will receive an invitation to attend a Launch event before the first commercial Surf Lake opening[4]
5. INSIDER INVITATIONS	Shareholders will receive invitations to a range of different opportunities before the public does. This may include investment opportunities, property releases that surround the Surf Lake, special events, etc.[5]
6. DISCOUNTS ON ALL SURF LAKES PURCHASES	As a shareholder, you will be entitled to a discount rate of 5% on all Surf Lakes purchases. This includes merchandise, surf sessions, coaching, and park entry.[6]

B. Monetary Perks

Time-Based Bonus Shares:

Funded Investment Amount Received By May 15, 2025 prior to 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day)+	*Bonus shares*
Investment between $5,000.00 and $9,999.99	3%
Investment between $10,000.00 and $24,999.99	5%
Investment between $25,000.00 and $49,999.99	8%
Investment between $50,000.00 and $99,999.99	10%
Investments of $100,000.00 and above	15%

+For purposes of this table, Funded Investment Amount means each funded investment from an Investor during the specified time period, regardless of whether the investor has made other investments in the specified time period or at any other time in the Offering.

*__Terms and Conditions__:
Surf Lakes Global, Inc. (the "Company") reserves the right to amend, change and/or revise these Shareholder Benefits and Perks at any time. First commercial site TBA. Travel and accommodation at shareholders expense for all events. Discount rate TBA (excludes real estate purchases and third party products and services on site and online unless otherwise stated). This invitation is extended solely as a promotional courtesy and does not constitute an offer to sell or a solicitation of an offer to purchase any securities. Any investment decision should be based on independent due diligence and consultation with legal and financial advisors.

[1]Participation in surfing activities at any Surf Lakes Surf Park (each a "Surf Park") involves inherent risks, including but not limited to the risk of serious injury or death. By accepting an invitation to surf at a Surf Park, you acknowledge and voluntarily assume all risks associated with participation in such activities.

[2] Neither Surf Lakes Global, Inc. nor any of its affiliates, officers, directors, employees, or agents shall be liable for any injuries, damages, or losses arising from participation in surfing activities. Participants may be required to sign a separate liability waiver before engaging in any activities at the Surf Park. By participating, you agree to release, indemnify, and hold harmless Surf Lakes Global, Inc. and its affiliates from any claims, liabilities, or expenses related to your participation.

[3] Available on a first-come, first-serve basis and does not guarantee the ability to purchase any merchandise.

[4] Invitations are non-transferable and subject to venue capacity and event guidelines.

[5] Event details may be subject to execution of confidentiality agreements related non-disclosure requirements where deemed applicable, at the Company's sole discretion.

[6] Only applies to certain participating Surf Parks. Discount details, exclusions, and terms of use will be specified by the Company and may be subject to periodic changes.

[7]All amounts in United States Dollars.

[8]The term "Bonus Shares" refers to an additional issuance of Class B shares of Stock in the Company. Bonus shares may be subject to lock-up periods, transfer restrictions, or other conditions as determined by the Company. The issuance of bonus shares does not guarantee additional voting rights, dividends, or liquidity options beyond those applicable to the class of shares issued. The Company reserves the right to modify, suspend, or discontinue the bonus share program at any time without prior notice. Any changes to the terms of bonus share issuance will not affect shares already granted under a prior commitment. The grant and issuance of bonus shares shall comply with all applicable

securities laws and regulatory requirements. Shareholders may be required to complete additional documentation, including investment representations or acknowledgments, prior to receiving bonus shares.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in the electric vehicle industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

The development and commercialization of our products is competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

If we are delayed or unsuccessful in launching our surf parks commercially, our revenue, financial results, and business may be significantly harmed.

We plan to significantly expand our business by launching a number of surf parks in the U.S. and internationally, whether on our own or in partnership with others. The capital we raise here will empower us to build out these surf parks. If we are unable to successfully manage our budgets and meet our timelines, or if we encounter delays in developing these surf parks or are unsuccessful in launching commercially, it will have a material adverse effect on our revenues, financial results and business. There is no guarantee that we will be able to successfully launch our surf parks in a timely manner and on budget.

If we are unsuccessful in adding customers of our surf parks, or if our customers decrease their level of attendance, our revenue, financial results, and business may be significantly harmed.

We develop surf parks. The number of customers at our surf parks and our customer's level of attendance will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active visitors to our surf parks. If clients do not perceive our surf parks as useful or enjoyable, we may not be able to attract or retain customers or otherwise maintain or increase the frequency and duration of their visits. There is no guarantee that we will not experience an erosion of our active customer base or attendance levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. In particular, each surf park is subject to compliance with state and local environmental protection laws and regulations, building code and related construction regulations, water rights and related regulations, noise and gathering restrictions/regulations, and other regulations and laws around operating a theme park or similar establishment. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of international, federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C/A or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the holders of the Securities upon a qualifying financing.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Common Stock at $3.10 per share, plus a 3% Investor Processing Fee (see "Offering" for further details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C/A and/or incorporated by reference in this Form C/A, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C/A filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C/A.

The purpose of this Offering is to generate additional capital to invest in product and business development and to increase sales and marketing activities. See "Use of Proceeds" section for more information.

Minimum Target Offering Amount	$10,000.48
Name of Securities	Class B Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	3,132
Maximum Offering Amount	$1,234,998.12
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	388,783*
Price Per Security	$3.10**
Minimum Individual Purchase Amount	$1,079.23 +
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) +
Offering Deadline	October 31, 2025
Use of Proceeds	See the section entitled "Use of Proceeds" on page 32 hereof.
Voting Rights	None. See the description of the voting and control rights on page 37.

*Does not include Bonus Shares of Class B Common Stock that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Shares to be issued is 58,317 shares of Class B Common Stock.

**Does not include the Investor Processing Fee of three percent (3%) of the Investor's investment amount charged by the Company to each Investor. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the $1,234,998.125 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C/A. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.48, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $1,234,998.12 will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at www.invest.surflakes.com.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of a eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $45,000 advance setup fee and $11,000 monthly fee for the use of the platform and for marketing services. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.5%	$850	8.5%	$104,975
Product & Business Development (1)	20%	$2,000	20%	$247,000
Sales and Marketing (2)	51.5%	$5,150	51.5%	$636,024
General Working Capital (3)	20%	$2,000	20%	$247,000
Total	**100%**	**$10,000+**	**100%**	**$1,234,999+**

+These figures are rounded to the nearest whole dollar.

*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $45,000 payment and a $11,000 monthly maintenance and marketing fee. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three percent (3%) of the Investor's investment amount, which is not reflected in the table above.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) We will use the proceeds for SLCC final design review and minor research and development tasks to refine choices for our first commercial design.

(2) We will use the proceeds towards advertising for the Offering and other capital raising efforts, CEO travel and hospitality for investor meetings, merchandise for investor meetings and Regulation A initial offering costs.

(3) We will use these proceeds for general working capital purposes, including maintaining appropriate cash reserves and corporate and administrative expenses.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class B Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by October 31, 2025 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C/A and the Subscription Agreement in Exhibit C (along with all attachments and exhibits thereto), in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing the following Securities:

> **Class B Common Stock**
> **Offering Minimum: $10,000.48**
> **Offering Maximum: $1,234,998.12**
> **Purchase Price Per Share of Security Offered: $3.10 (does not include a 3% Investor Processing Fee charged to each Investor)**
> **Offering Deadline: October 31, 2025**

The Securities have no voting rights. The rights of the Class B Common Stock may be changed by an amendment to the Company's Bylaws or Second Amended and Restated Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement, the primary documents governing voting and rights of Investors holding the Securities are the Second Amended and Restated Certificate of Incorporation (the "**COI**") attached as Exhibit D, and the Company's Bylaws (the "**Bylaws**", together with the COI, the "**Governing Documents**") attached as Exhibit E. All statements in this Form C/A Offering Statement regarding voting, control and the rights and preferences of the Securities being sold in this Offering are qualified in their entirety by reference to the Governing Documents.

The shares of Class A Common Stock outstanding have superior voting rights to the Securities being sold in this Offering.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $1,234,998.12 and a minimum of $10,000.48 worth of its Class B Common Stock.

The Company must reach its Target Offering Amount of $10,000.48 by October 31, 2025. Unless the Company raises at least the Target Offering Amount of $10,000.48 under the Regulation CF offering by October 31, 2025, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to October 31, 2025, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,234,998.12 Maximum Offering Amount.

The minimum investment per investor is $1,079.23, which includes a $31.43 Investor Processing Fee.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Second Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Second Amended and Restated Certificate of Incorporation and to the applicable provisions of Delaware law.

On April 1, 2025, the Company filed a Second Amended and Restated Certificate of Incorporation to modify its authorized capital stock and create two classes of its Common Stock. As a result, the Company's total authorized capital stock is 60,000,000 shares, of which (a) 50,000,000 shares are common stock, $0.0001 par value per share (the "**Common Stock**") and (b) 10,000,000 shares are preferred stock, $0.0001 par value per share (the "**Preferred Stock**"). Of the Common Stock, (i) 45,000,000 shares are designated as Class A Common Stock (the "**Class A Common Stock**") and (ii) 5,000,000 shares shall be designated as Class B Common Stock (the "**Class B Common Stock**"). In connection with the Second Amended and Restated Certificate of Incorporation, all outstanding Common Stock as of such date of amendment and restatement were converted into Class A Common Stock on a one share of Common Stock to one share of Class A Common Stock basis.

Additionally, the Company has established the 2024 Equity Incentive Plan, as amended, for which 4,000,000 shares of Class A Common Stock are authorized for issuance thereunder.

As of the date of this Form C/A, 40,553,695 shares of Class A Common Stock and 101,395 shares of Class B Common Stock are issued and outstanding. No Preferred Stock have been issued or are outstanding. Moreover, the Company has issued and outstanding (i) 211,430 special shareholder warrants to purchase Class A Common Stock and (ii) 376,342 in warrants to issue Class A Common Stock. Additionally, there are 1,891,482 options and RSUs to purchase Class A Common Stock issued and outstanding and 2,108,518 shares of Class A Common Stock are available for issuance under the 2024 Equity Incentive Plan.

Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	40,553,695
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	93.13%

Type	Class B Common Stock
Amount Outstanding	101,395*
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock at a later date. The issuance of such additional shares of Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.23%

*Does not include bonus shares to be issued in this Offering related to the Company's June 25, 2025 closing which have yet to be calculated.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	Options & RSUs to Purchase Class A Common Stock
Shares Issuable Upon Exercise	1,891,482
Voting Rights	The holders of Options or RSUs to purchase Class A Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option or RSU, upon exercise, grants the holder of such Option or RSU, the right to purchase shares of Class A Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options or RSUs to purchase Class A Common Stock at a later date. The availability of any shares of Class A Common Stock issued pursuant to RSUs or upon the exercise of such additional Options to purchase Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	4.34%

Type	Special Shareholder Warrants to Purchase Class A Common Stock
Shares Issuable Upon Exercise	211,430
Voting Rights	The holders of Special Shareholder Warrants to purchase Class A Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Special Shareholder Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Class A Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Special Shareholder Warrants to purchase Class A Common Stock at a later date. The availability of any shares of Class A Common Stock issued pursuant to the exercise of such additional Warrants to purchase Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	0.49%

Type	Warrants to Purchase Class A Common Stock
Shares Issuable Upon Exercise	376,342
Voting Rights	The holders of Warrants to purchase Class A Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Class A Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Warrants to purchase Class A Common Stock at a later date. The availability of any shares of Class A Common Stock issued pursuant to the exercise of such additional Warrants to purchase Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	0.86%

Type of security	Convertible Notes*
Principal Amount Outstanding	$615,950
Voting Rights	None
Anti-Dilution Rights	None
Interest Rate	10% per annum, payable quarterly in arrears
Material Terms	a. Maturity Date of May 24, 2026; b. Upon written notice, the holder may elect to convert the Convertible Note at any time, into Class A Common Stock at a conversion price of $1.50 per share; c. Each Holder can elect to redeem the Convertible Note for cash after holding the note for a minimum of 12 months; d. The Company has the right to prepay the Convertible Notes prior to the one year anniversary of issuance and, in such case, the holders have the option of receiving bonus shares of Class A Common Stock equal to 5% of the value of the holders Convertible Note or converting the Convertible Note into Class A Common Stock at a conversion price of $1.50 per share; and e. The Convertible Notes will automatically convert into Class A Common Stock at maturity at a conversion price of $1.50 per share.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	0.94%

*The Company has Board approval to issue up to $5,000,000 in Convertible Notes. Additionally, $100,000 of the current outstanding Convertible Notes are with related parties. Please see the section titled "*Transactions with Related Persons and Conflicts of Interest*" for more information.

Voting and Control

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Additionally, the Second Amended and Restated Certificate of Incorporation provides for drag-along and tag-along rights for stockholders upon specified approval thresholds having been met.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

What it Means to be a Minority Holder

Investors in our Class B Common Stock, which do not provide for voting rights, will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
NONE		

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	N/A*	38,796,042	N/A	December 22, 2023	Section 4(a)(2)
Common Stock	$1,114,441	412,756	Product and Business Development and General Working Capital	Various dates between April 2024 and June 2024	Regulation D/ Regulation S
Common Stock	$574,443	191,481	Product and Business Development and General Working Capital	Various dates between July 2024 and September 2024	Regulation D/ Regulation S
Common Stock	$498,278	160,817	Product and Business Development and General Working Capital	Various dates between November 2024 and January 2025	Regulation D/ Regulation S
Special Shareholder Warrants to Purchase Common Stock	$751,111	242,294**	Product and Business Development and General Working Capital	Various dates between November 2024 and February 2025	Regulation D/ Regulation S
Warrant to Purchase Common Stock	$0	376,342	Product and Business Development and General Working Capital	Various dates between November 2024 and January 2025	Regulation D/ Regulation S

Options and RSUs to Purchase Common Stock under the Company's 2024 Equity Incentive Plan	$0	1,891,482***	N/A	December 22, 2023***	Rule 701
Convertible Notes	$615,950	6	Product and Business Development and General Working Capital	Various dates between February 24, 2025 and March 31, 2025	Section 4(a)(2)
Class B Common Stock	$315,119****	101,395	Product and Business Development and General Working Capital	May 9, 2025; May 28, 2025; June 25, 2025	Regulation CF

*Issued in connection with the Scheme of Arrangement re-organization transaction whereby the Issuer became the holding company of Surf Lakes Holdings Pty Ltd. and its subsidiaries in exchange for issuing to each shareholder of Surf Lakes Holding Pty Ltd. one share in the Issuer for each 10 shares held in Surf Lakes Holdings Pty Ltd.

**30,864 of the Special Shareholder Warrants have been exercised.

***Issued in connection with the Scheme of Arrangement to reflect prior awards granted by Surf Lakes Holding Pty Ltd. The actual grants were issued in 2024 and 2025 after adoption of the Company's 2024 Equity Incentive Plan.

****Reflects earlier closings within this Offering. Includes Investor Processing Fees plus 2,587 bonus shares issued to date. Does not include bonus shares related to the June 25, 2025 closing as they have yet to be calculated.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C/A, the Company has the following outstanding debt:

Type	Promissory Note with Third Party*
Principal Amount Outstanding	$62,500
Interest Rate and Amortization Schedule	None. Issued as an original issue discount with $50,000 paid to the Company
Description of Collateral	Unsecured
Maturity Date	September 1, 2025

*Also issued approximately 3,226 shares of Class A Common Stock in exchange for $100 in connection with the Promissory Note.

Type	Promissory Note with Third Party*
Principal Amount Outstanding	$125,500
Interest Rate and Amortization Schedule	None. Issued as an original issue discount with $100,000 paid to the Company
Description of Collateral	Unsecured
Maturity Date	September 17, 2025

*Also issued approximately 7,500 shares of Class A Common Stock in exchange for $100 connection with the Promissory Note.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) On February 24, 2025, the Company entered into a Convertible Note for $49,999.80 with Aaron Trevis, the Company's CTO, Founder and Director. The Convertible Note provides for an interest rate of 10%. The Convertible Note has a maturity date of May 24, 2026 and is convertible into Class A Common Stock using a conversion price of $1.50 per share.

(b) On February 24, 2025, the Company entered into a Convertible Note for $50,000.40 with Reuben Buchanan, a director of the Company. The Convertible Note provides for an interest rate of 10%. The Convertible Note has a maturity date of May 24, 2026 and is convertible into Class A Common Stock using a conversion price of $1.50 per share.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit F</u>.

Cash and Cash Equivalents

As of March 31, 2025, the Company had an aggregate of approximately $279,000 in cash and cash equivalents, and when combined with cash receivables, amounts expected from the issuance of Convertible Notes and from licensing fees, leaves the Company with approximately 4 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Company intends to concurrently raise additional capital by offering to sell up to $5,000,000 in securities, including, but not limited to, Class B Common Stock, Class A Common Stock, or Preferred Stock, SAFEs or Convertible Notes, to accredited investors outside of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future using the proceeds from this Offering.

Valuation

The terms of this Offering are based on a pre-money fully diluted valuation of approximately $133,575,557. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit F</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

This material amendment is filed to (i) extend the Offering Deadline; (ii) disclose a change in Chief Executive Officer; and (iii) update the Directors & Officers, Capitalization and Ownership, Previous Offerings, Debt and Financial Information sections.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Progress Updates

Information regarding the progress towards meeting the Target Offering Amount will be filed with the SEC on Form C-U.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.surflakes.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

Surf Lakes Global, Inc.
(Issuer)

By:/s/ Troy Warfield
(Signature)

Troy Warfield
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Troy Warfield
(Signature)

Troy Warfield
(Name)

Chairman
(Title)

June 26, 2025
(Date)

/s/Aaron Trevis
(Signature)

Aaron Trevis
(Name)

Director
(Title)

June 26, 2025
(Date)

/s/ Joshua Hamlin
_____
(Signature)

Joshua Hamlin
_____
(Name)

Director
_____
(Title)

June 26, 2025
_____
(Date)

/s/ Reuben Buchanan
_____
(Signature)

Reuben Buchanan
_____
(Name)

Director
_____
(Title)

June 26, 2025
_____
(Date)

/s/ John Diddams
_____
(Signature)

John Diddams
_____
(Name)

Director
_____
(Title)

June 26, 2025
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)

PIONEERING THE PERFECT WAVE

We've created the technology to generate ocean-like waves for all skill levels. Now, we're giving you the opportunity to invest as we tap into multiple revenue streams, such as running our own surf parks and licensing our innovation to others worldwide.

- ✓ Patented 360° wave technology produces 2000 rides/hour.
- ✓ 9 global licenses already sold.
- ✓ Untapped $65B surf tourism market.
- ✓ Backed by world champions and celebrities.

INVEST NOW

$3.10
Share Price

$1,047.80
Min. Investment

SEC Filings   Offering Circular   Investor Education



Surfing
tourism market:
$65B

INNOVATION

SURFING WITHOUT LIMITS

Similar to how Top Golf became a hub for amateur and expert golfers alike, we've set out to create the most accessible and social surf experience of all time with our patented wave-generating technology. No need to visit a coastal area—guests of all skill levels can ride waves anywhere from inland cities and towns to beach resorts.

HOW IT WORKS

PATENTED TECHNOLOGY, OCEAN-LIKE WAVES



Our patented wave-generation system uses a central plunger to simultaneously create five different wave types. It produces 2,000 rides per hour, catering to up to 200 surfers at a time, with waves for every skill level. The result is a scalable, revenue-generating surf park that brings ocean-like surfing to controlled environments.

MARKET

UNTAPPED $65B SURF TOURISM MARKET OPPORTUNITY[1]

Interest in surfing is on the rise globally. After going viral during the 2024 Olympics, and setting viewership records, it is set to become a modern Olympic favourite. Meanwhile, millions of people would like to surf but can't—whether they need to learn or don't live near the ocean. We're unlocking access for the 99% of people who have never surfed before.

SURF PARKS GREW FROM **2 IN 2018 TO 20 IN 2024**.[2]

SURFING PARTICIPATION IN THE U.S. GREW BY 28.5% IN 2023.[3]

GLOBAL SURFING MARKET IS PROJECTED TO HIT $65B BY 2030.[1]





DIVE INTO THE DETAILS OF OUR GROWTH PLAN—ACCESS THE INVESTOR DECK NOW.

Enter your email

example@gmail.com

DOWNLOAD DECK

BUSINESS MODEL

PROFITING FROM LICENSING, ROYALTIES & MORE



By enabling developers to build profitable parks with unmatched wave capacity, our business model combines upfront licensing fees with recurring income from operations and partnerships.



Technology licensing



Royalties from licensed parks



Profits from company-owned surf parks



PROVEN DEMAND AND ENDORSEMENTS

Backed by world-champion surfers and celebrities, our technology is already making waves in the industry. Here's a look at our momentum so far:



9 LICENSES SOLD ACROSS THE GLOBE.



1 DEVELOPMENT SITE APPROVED FOR ITS FIRST COMMERCIAL PARK.



360K SOCIAL MEDIA FOLLOWERS AND GROWING.



BACKED BY WORLD-CHAMPION SURFERS AND CELEBRITIES.

ROADMAP

LEADING THE SURF PARK REVOLUTION

We're on a mission to dominate the surf park industry, starting with our very first commercial park. This flagship project will showcase our technology, drive new licensing deals, and pave the way for global expansion.






2025   **2026**   **2027**   **ONGOING**   **LONG-TERM**

Commence construction on Surf Lakes' first commercial surf park to validate technology and showcase potential.

Open the first Surf Lakes facility and secure additional licensing deals to expand globally.

Develop additional company-owned parks to establish a strong direct-to-consumer presence.

Expand partnerships with developers to increase licensed surf parks worldwide.

Position Surf Lakes as the global leader in surf park technology and development, driving market growth.

Lorem ipsum dolor sit amet, consectetur adipiscing elit. Suspendisse varius enim in eros elementum tristique. Duis cursus, mi quis viverra ornare, eros dolor interdum nulla, ut commodo diam libero vitae erat. Aenean faucibus nibh et justo cursus id rutrum lorem imperdiet. Nunc ut sem vitae risus tristique posuere.

GLOBAL LICENSE LOCATIONS

Las Vegas, NV

Dallas, TX

Nashville, TN

Riverside County, CA

Tampa, FL

Oahu, HI

Austin, TX

Panama City, FL

Yeppoon, QLD

9 Licenses signed globally



DIVE INTO THE DETAILS OF OUR GROWTH PLAN—ACCESS THE INVESTOR DECK NOW.

Enter your email

example@gmail.com

DOWNLOAD DECK

INVESTOR PERKS



Invest Before April 30th | Perks For Every Investor

LIMITED TIME: GET UP TO 15% BONUS SHARES 6 Days | 18 Hrs | 46 Mins | 31 Secs

INVEST
$5,000.00+

RECEIVE
3%
BONUS SHARES

INVEST NOW

INVEST
$10,000.00+

RECEIVE
5%
BONUS SHARES

INVEST NOW

INVEST
$25,000+

RECEIVE
8%
BONUS SHARES

INVEST NOW

INVEST
$50,000+

RECEIVE
10%
BONUS SHARES

INVEST NOW

INVEST
$100,000+

RECEIVE
15%
BONUS SHARES

INVEST NOW

TEAM

A TEAM OF WAVE-MAKING VISIONARIES

Our team combines decades of experience in engineering, finance, and global expansion to lead the surf park revolution.



Troy Warfield
Chairman

Troy brings extensive leadership experience in sports entertainment, luxury industries, and global franchising. As former President of Topgolf International, he led rapid international expansion. He also held executive roles at British Airways, Avis Budget Group, and Unilever, and now drives Surf Lakes' growth strategy.



Aaron Trevis
CEO

Aaron, a Mining Engineer and Surf Lakes' visionary founder, turned a simple idea into a groundbreaking technology. With a background in mining, executive recruitment, and nonprofit leadership, he is passionate about making surfing accessible to everyone.



Josh Hamlin
Head of Legal

Josh is an experienced attorney specializing in corporate transactions, intellectual property, and IPOs. He has served as Chief Legal Officer and Board Member for multiple international firms. Josh ensures Surf Lakes' legal and strategic compliance.



Lewis Glynn
Chief Operating Officer

Lewis has over a decade of experience managing construction projects up to $2 billion in value. He has also founded and operated his own development companies, bringing hands-on expertise to Surf Lakes' operations.



Joven Demonteverde
Chief Financial Officer

Joven has over 10 years of experience in accounting and finance, raising over $30M for various companies. He specializes in cash flow management, financial modeling, and guiding businesses through IPOs.



Brady Zeith
Head of Engineering

Brady is a Civil Engineer with 13+ years of experience in hydrology, hydraulics, and large-scale construction projects. His expertise supports Surf Lakes' innovative designs, from concept to execution, while nurturing his passion for managing water resources and protecting beaches and oceans.

SEE WHAT MAKES SURF

LAKES GREAT

Hear firsthand why people believe in our vision, our team, and the massive opportunity ahead. Watch their stories now.

03:04

"SURF LAKES HAS GOT THAT POWER, YOU KNOW—IT'S LIKE A SLAB, LIKE A REEF BREAK."

ANDY KING
WSL/OLYMPIC COACH

"PRO SURFERS, AVERAGE SURFERS, CONFIDENT SURFERS —EVERYONE'S GOING TO WANT TO SURF THIS POOL EVERY DAY."

NEV HYMAN
SURFBOARD SHAPER

"IT'S AS CLOSE AS YOU COULD EVER GET TO AN OCEAN-BREAKING WAVE IN STILL WATER."

TRENT MITCHELL
AWARDED PHOTOGRAPHER

FAQS

1. WHY INVEST IN STARTUPS?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

2. HOW MUCH CAN I INVEST?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

3. HOW DO I CALCULATE MY NET WORTH?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

4. WHAT ARE THE TAX IMPLICATIONS OF AN EQUITY CROWDFUNDING INVESTMENT?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

5. WHO CAN INVEST IN A REGULATION CF OFFERING?

Individuals over 18 years of age can invest.

6. WHAT DO I NEED TO KNOW ABOUT EARLY-STAGE INVESTING? ARE THESE INVESTMENTS RISKY? ✕

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

7. WHEN WILL I GET MY INVESTMENT BACK? ✕

The Class B Common Stock (the "Shares") of Surf Lakes (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

8. CAN I SELL MY SHARES? ✕

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

9. CAN I SELL MY SHARES? ✕

In the event of death, divorce, or similar circumstance, shares can be transferred to:
• The company that issued the securities;
• An accredited investor;
• A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships).

10. WHAT HAPPENS IF A COMPANY DOES NOT REACH THEIR FUNDING TARGET? ✕

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

11. HOW CAN I LEARN MORE ABOUT A COMPANY'S OFFERING? ✕

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

12. WHAT IF I CHANGE MY MIND ABOUT INVESTING? ✕

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

13. HOW DO I KEEP UP WITH HOW THE COMPANY IS DOING? ✕

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

14. WHAT RELATIONSHIP DOES THE COMPANY HAVE WITH DEALMAKER SECURITIES? ✕













Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

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SURF LAKES

1. Grand View Research
2. Surf Park Central & Surfer Today
3. Travel Lemming

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect"

and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

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EXHIBIT C
Subscription Agreement
(Attached)

Surf Lakes Global, Inc.

REG CF SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of
SURF LAKES GLOBAL, INC.
31531 Rancho Viejo Road, Unit 102
San Juan Capistrano, California 92675

Ladies and
Gentlemen:

The undersigned understands that Surf Lakes Global, Inc., a Delaware corporation, (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to a Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to 386,783 shares of its Class B Common Stock, $0.0001 par value (each a "**Share**" and, collectively, the "**Shares**") at a price of $3.10 per Share (the "**Purchase Price**"), exclusive of a three percent (3%) investor processing fees for Investors. The minimum amount or target amount to be raised in the Offering is $10,000.48 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,234,998.12 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a first-come, first-serve basis. The Company is offering the Shares to prospective investors through Dealmaker Securities LLC (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission fee equal to eight and one-half percent (8.5%) based on the dollar amount sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. Investors should carefully review the Form C, which is available on the Company's investor website page at **www.invest.surflakes.com** (the "**Deal Page**").

1.   Subscription.

   (a)   Subject to the terms of this Agreement and the Form C, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and subject to Section 3. No person may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**"). Capitalized terms contained, but not defined, herein have the meanings given to them in the Amended and Restated Certificate of Incorporation of the Company (the "**COI**") or the Bylaws of the Company ("**Bylaws**").

   (b)   The undersigned acknowledges they have read the educational materials on the Deal Page, and has been informed of their right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancellation right;

(c) The undersigned acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer; and

(d) The undersigned acknowledges that they have been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

2. Closing.

(a) Closing. Subject to Section 2(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal on the date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") as defined under and in accordance with the Form C.

(b) <u>Closing Conditions</u>. Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii) the representations and warranties of the Company contained in <u>Section 6</u> hereof and of the undersigned contained in <u>Section 4</u> hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3. <u>Termination of the Offering; Other Offerings</u>. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4.   Investor Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned (i) either qualifies as an "accredited investor" as defined by Rule 501(a) of Regulation D under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The undersigned agrees and covenants that the undersigned will maintain accurate and up-to-date contact information (including email and mailing address) on the Portal and will promptly update such information in the event it changes or is no longer accurate.

(c)   The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Shares and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the undersigned's investment in the Shares.

(d)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(e)   The undersigned is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(f)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(g)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(h)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(i)   The undersigned has up to 48 hours before the Offering Deadline to cancel the undersigned's subscription and receive a full refund.

(j)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(k)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(l)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(m)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(n)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(o)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(p)   The undersigned has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the undersigned, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(q)   The undersigned has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The undersigned understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation Crowdfunding, in which case certain state transfer restrictions may apply.

(r)   The undersigned understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the undersigned hereunder.

(s)   The undersigned is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The undersigned hereby represents and agrees that if the undersigned's country of residence or other circumstances change such that the above representations are no longer accurate, the undersigned will immediately notify Company. The undersigned further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(t)   If the undersigned is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the undersigned of the Subscription Agreement is within the power of the undersigned and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the undersigned, it is not in violation of its current COI or Bylaws, any material statute, rule or regulation applicable to the undersigned; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the undersigned; result in the acceleration of any material indenture or contract to which the undersigned is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

5.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

6.   Company Representations. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly incorporated as corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the COI, as amended and/or restated from time to time, and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current COI or Bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e)   Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(f)   Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, board and/or shareholder approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(g)   Securities Matters. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation Crowdfunding. The Company has a specific business plan, and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent applicable and as required, the Company has filed with the SEC and provide to its investors the ongoing annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(h)   Transfer Agent. The Company has engaged a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Subscription Agreement.

7.   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's COI and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8.   Indemnification. The undersigned acknowledges that the Company and its founders, officers, directors, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Shares for sale to the undersigned without having first registered the issuance of the Shares under the Securities Act or the securities laws of any state. The undersigned also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the undersigned agrees to indemnify and hold harmless the Company its founders, officers, directors, employees, agents (including legal counsel), and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

9.   Market Stand-Off and Power of Attorney. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company's initial public offering, the undersigned shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract

for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Shares without the prior written consent of the Company or its managing underwriter. Such restriction (the "***Market Stand- Off***") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter. In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions. For consideration received and acknowledged, each undersigned, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this Section 9 and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

10. <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the undersigned shall be irrevocable. The Company and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Shares given by the undersigned in written or electronic form. The Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the undersigned.

11. <u>Notices</u>. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

12. <u>Governing Law</u>. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

13. <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

15.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

16.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

17.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

18.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

19.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

21.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

22.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

23.   Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect. The undersigned agrees that,

upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

[End of Page]

Surf Lakes Global

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Common Stock of Surf Lakes Global by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class B Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Surf Lakes Global

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                             By:

                                                 (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

 DATED:

 INVESTOR: (Print Full Name of Investor)

                                                             By:

                                                                  (Signature)

                                                             Name of Signing Officer (if Entity):

                                                             Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Surf Lakes Global's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Surf Lakes Global's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D
Second Amended and Restated Certificate of Incorporation
(Attached)

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

SURF LAKES GLOBAL, INC.

SURF LAKES GLOBAL, INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"),

DOES HEREBY CERTIFY:

FIRST: The name of the Corporation is Surf Lakes Global, Inc. (the "**Corporation**") and that the Corporation was originally incorporated pursuant to the DGCL on October 3, 2023, under the name "Surf Lakes Global, Inc.".

SECOND: That the Board of Directors of the Corporation (the "***Board***") duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

> **RESOLVED,** that the Amended and Restated Certificate of Incorporation of the Corporation be amended and restated in its entirety to read as set forth in the Second Amended and Restated Certificate of Incorporation in Exhibit A, attached hereto and incorporated herein by reference.

THIRD: This Second Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL.

FOURTH: This Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 21st day of March, 2025.

By _____
Signed by: *aaron trevis*
41508A1971B049F...
Name: Aaron Trevis, CEO

EXHIBIT A

SURF LAKES GLOBAL, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

FIRST: The name of the corporation is Surf Lakes Global, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware in the County of Kent is: 838 Walker Road, Suite 21-2 in the City of Dover, Delaware 19904, County of Kent. The name of its registered agent at its registered office is Registered Agent Solutions, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 60,000,000, consisting of (i) 50,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), of which 45,000,000 are designated as Class A Common Stock, $0.0001 par value per share (the "**Class A Common Stock**") and 5,000,000 are designated as Class B Common Stock, $0.0001 par value per share (the "**Class B Common Stock**"), and (ii) 10,000,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. **General.** All shares of Common Stock will be identical and will entitle the holders thereof to the same rights and privileges, except as otherwise set forth in this **ARTICLE FOURTH**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. **Voting.** Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Second Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to

vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. Except as otherwise required by applicable law, shares of Class B Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote at all meetings of stockholders (and on any written actions in lieu of meetings).

3. **Other Rights.** Except with respect to voting rights, the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class A Common Stock and the Class B Common Stock are identical. Without limiting the preceding sentence (i) holders of the Class A Common Stock and the Class B Common Stock shall have identical rights with respect to dividends, whether to one or more classes of Common Stock, and the right to receive consideration upon the merger or consolidation of the Corporation into another entity; and (ii) if the Corporation shall in any manner split, subdivide, or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

4. **Conversion**. Upon the filing and effectiveness (the "**Effective Time**") pursuant to the General Corporation Law of this Second Amended and Restated Certificate of Incorporation, each share of the Corporation's Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be subdivided, split and converted into **One (1)** fully-paid and non-assessable share of Class A Common Stock having a par value of $0.0001 per share (the "**Stock Split**"). Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("**Common Stock Old Certificates**"), shall thereafter represent that number of shares of Class A Common Stock into which the shares of Common Stock represented by the Common Stock Old Certificates shall have been converted.

5. **Drag-Along Rights.**

5.1   Participation. At any time prior to the consummation of any public offering of any class of Common Stock pursuant to an effective registration statement under the Securities Act of 1933 (an **"IPO"**) that any Stockholder or group of Stockholders collectively holding more than 70% of the outstanding Common Stock of the Corporation (the **"Dragging Stockholder"**) receives and wishes to accept a bona fide offer from a third party that is unaffiliated with any Stockholder (an **"Independent Third Party"**) to purchase in one transaction, or a series of related transactions, all of the outstanding Common Stock of the Corporation (a **"Drag-Along Sale"**), the Dragging Stockholder shall have the right to require that each other holder of Common Stock (each, a **"Drag-Along Stockholder"**) participate in such sale in the manner set forth in this Section 5 of Article Fourth. Notwithstanding anything to the contrary in these Articles or any other agreement of the Common Stockholders and the Corporation, if the Drag- Along Sale is structured as a merger, consolidation, or similar business combination, or would otherwise require the consent or approval of the Stockholders, each Drag-Along Stockholder shall:

5.2   Drag-Along Notice. The Dragging Stockholder shall exercise its rights pursuant to this Section 5 of Article Fourth with respect to any Drag-Along Sale by delivering a written notice (the **"Drag-Along Notice"**) to the Corporation and each Drag-Along Stockholder no later than 20 days prior to the closing of such Drag-Along Sale. The Drag-Along Notice shall refer to the Dragging Stockholder's rights and obligations hereunder and shall describe in reasonable detail:

5.2.1   the identity of the Independent Third Party to whom the shares of Common Stock are proposed to be sold;

5.2.2   the per share amount and form of consideration proposed to be paid or delivered in such Drag-Along Sale, including any elections to be given to the Dragging Stockholder with respect to such consideration;

5.2.3   any other proposed material terms and conditions of such Drag-Along Sale; and

5.2.4   copies of the merger, acquisition, or comparable transaction agreement pursuant to which such Drag-Along Sale is proposed to take place, and all material related ancillary agreements.

5.3   Shares to be Sold. Subject to Section 5.4, each Drag-Along Stockholder shall sell in the Drag-Along Sale all the outstanding shares of Common Stock held by such Drag-Along Stockholder.

5.4   Conditions of Sale. The consideration to be received by a Drag-Along Stockholder in a Drag-Along Sale shall be the same form and amount of consideration per share of Common Stock to be received by the Dragging Stockholder in such Drag-Along Sale, unless the Dragging Stockholder is given an option as to the form and amount of consideration to be received in such Drag-Along Sale, in which case the same option shall be given to each Drag-Along Stockholder. The other terms and conditions on which a Drag-Along Stockholder sells its Common Stock in a Drag-Along Sale shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Dragging Stockholder sells its Common Stock. Each Drag-Along Stockholder shall make or provide the same representations, warranties, covenants, and indemnities as the Dragging Stockholder makes or provides in connection with the Drag-Along Sale (except that in the case of representations, warranties, covenants, and indemnities pertaining specifically to the Dragging Stockholder, each Drag-Along Stockholder shall make comparable representations, warranties, covenants, and indemnities pertaining specifically to itself); *provided,* that all representations, warranties, covenants, and indemnities shall be made by the Dragging Stockholder and each Drag-Along Stockholder severally and not jointly, and any indemnification obligation shall be pro rata based on the amount of consideration received by the Dragging Stockholder and each Drag-Along Stockholder, respectively, in the Drag-Along Sale, in each case in an amount not to exceed the aggregate proceeds received by such Dragging Stockholder or Drag-Along Stockholder in such sale; and *provided, further,* that a Drag-Along Stockholder shall not be required to agree to any non-competition, non-solicitation, or similar restrictive covenants.

5.5   Expenses. The fees and expenses of the Dragging Stockholder incurred in connection with a Drag-Along Sale for the benefit of all holders of Common Stock (it being understood that costs incurred by or on behalf of a Dragging Stockholder for its sole benefit will not be considered to be for the benefit of all such holders), to the extent not paid or reimbursed by the Corporation or the Independent Third Party, shall be shared by the Dragging Stockholder and the Drag-Along Stockholders on a pro rata basis based on the amount of consideration received by each such Stockholder in such Drag-Along Sale; *provided,* that no Drag-Along Stockholder shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-Along Sale.

5.6   Cooperation. Each Drag-Along Stockholder shall take all actions as may be reasonably necessary to consummate the Drag-Along Sale, including entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Stockholder.

5.7   Consummation of Sale. The Dragging Stockholder shall have 90 days from the date of the Drag-Along Notice to consummate the Drag-Along Sale on the terms set forth in the Drag-Along Notice (which 90-day period may be extended by up to 120 days to the extent reasonably necessary to obtain any required government approvals). If at the end of such period the Dragging Stockholder has not completed the Drag-Along Sale, the Dragging Stockholder may not then effect the Drag-Along Sale without again fully complying with the provisions hereof.

6. Tag-Along Rights.

6.1   Participation. At any time prior to the consummation of an IPO that any Stockholder or group of Stockholders that collectively hold more than 50% of the outstanding Common Stock of the Corporation (the **"Selling Stockholder"**) proposes to sell all their shares of Common Stock to an Independent Third Party (the **"Proposed Transferee"**), and the Selling Stockholder cannot or has not elected to exercise its drag-along rights set forth in Section 5 of this Article Fourth, each other holder of Common Stock or Preferred Stock convertible into Common Stock (each, a **"Tag-Along Stockholder"**) shall be permitted to participate in such Sale (a **"Tag-Along Sale"**) on the terms and conditions set forth in this Section 6 of Article Fourth.

6.2   Sale Notice. Prior to the consummation of any Tag-Along Sale, the Selling Stockholder shall deliver to the Corporation and each other holder of Common Stock or Preferred Stock convertible into Common Stock a written notice (a **"Sale Notice"**) of such Tag- Along Sale within 20 days after the execution and delivery by all the parties thereto of the and each other holder of Common Stock or Preferred Stock convertible into Common Stock a written notice (a **"Sale Notice"**) of such Tag- Along Sale within 20 days after the execution and delivery by all the parties thereto of the definitive agreement entered into with respect to such Tag-Along Sale and, in any event, no later than prior to the closing of such Tag-Along Sale. The Sale Notice shall make reference to the Tag-Along Stockholders' rights and obligations hereunder and shall describe in reasonable detail:

6.2.1   the total number of outstanding shares of Common Stock then held by the Selling Stockholder;

6.2.2   the identity of the Proposed Transferee;

6.2.3   the per share amount and form of consideration proposed to be paid or delivered to the Selling Stockholder in such Tag-Along Sale, including (i) any elections to be given to the Selling Stockholder with respect to such consideration, and (ii) a description of any non-cash consideration in sufficient detail to permit the valuation thereof;

6.2.4   any other proposed material terms and conditions of such Tag-Along Sale; and

6.2.5 fully-executed copies of the merger, acquisition, or comparable transaction agreement pursuant to which such Tag-Along Sale is proposed to take place, and all material related ancillary agreements.

6.3 Shares to be Sold.

6.3.1 Each Tag-Along Stockholder that desires to participate in the Tag- Along Sale (a **"Participating Tag-Along Stockholder"**) shall exercise its rights under this Section 4 of Article Fourth by delivering to the Selling Stockholder a written notice (a **"Tag-Along Notice"**), within five days after its receipt of the Sale Notice (the **"Tag-Along Period"**), stating its election to participate in the Tag-Along Sale on the terms and conditions set forth in the Sale Notice and in accordance with this Section 4 of Article Fourth. The offer of each Participating Tag-Along Stockholder set forth in its Tag-Along Notice shall be irrevocable and, to the extent such offer is accepted, shall be binding on such Participating Tag-Along Stockholder. Each Participating Tag-Along Stockholder shall sell all of its shares of Common Stock in the Tag-Along Sale. Any Participating Tag-Along Stockholder which holds Preferred Stock to be purchased in the Tag-Along Sale must convert the Preferred Stock to Common Stock prior to the Tag-Along Sale, unless otherwise agreed by the Proposed Transferee.

6.3.2 Each Tag-Along Stockholder that does not deliver a Tag-Along Notice in compliance with Section 6.3.1 shall be deemed to have waived all of such Tag-Along Stockholder's rights to participate in the Tag-Along Sale, and the Selling Stockholder shall (subject to the rights of any Participating Tag-Along Stockholders) thereafter be free to sell to the Proposed Transferee, without any further obligation to the Tag-Along Stockholders who are not Participating Tag-Along Stockholders, the number of shares of Common Stock set forth in the Sale Notice for the same or lesser consideration per share, and on terms and conditions which are not materially more favorable to the Selling Stockholder, than the terms and conditions set forth in the Sale Notice.

6.4 Consideration. The Selling Stockholder and each Participating Tag-Along Stockholder shall receive the same form and amount of consideration per share (or election regarding the form and amount of consideration) in the Tag-Along Sale; *provided,* that each such Stockholder's proportionate share of related expenses will be deducted from such consideration in accordance with Section 6.5 below.

6.5 Conditions of Sale. Each Participating Tag-Along Stockholder shall make or provide the same representations, warranties, covenants, and indemnities as the Selling Stockholder makes or provides in connection with the Tag-Along Sale (except that in the case of representations, warranties, covenants, and indemnities pertaining specifically to the Selling Stockholder, each Participating Tag-Along Stockholder shall make comparable representations, warranties, covenants, and indemnities pertaining specifically to itself); *provided,* that all representations, warranties, covenants, and indemnities shall be made by the Selling Stockholder and each Participating Tag-Along Stockholder severally and not jointly, and any indemnification obligations shall be limited to the aggregate amount of proceeds received by such Participating Tag-Along Stockholder in the Tag-Along Sale.

6.6 Expenses. The fees and expenses of the Selling Stockholder incurred in connection with the Tag-Along Sale for the benefit of all Participating Tag-Along Stockholders (it being understood that costs incurred by or on behalf of the Selling Stockholder for its sole benefit will not be considered to be for the benefit of all Participating Tag-Along Stockholders), to the extent not paid or reimbursed by the Corporation or the Proposed Transferee, shall be shared by the Selling Stockholder and the Participating Tag-Along Stockholders on a pro rata basis, based on the amount of consideration received by each such Stockholder in the Tag- Along Sale; *provided,* that no Participating Tag-Along Stockholder shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Tag-Along Sale.

6.7   Cooperation. Each Participating Tag-Along Stockholder shall take all actions as may be reasonably necessary to consummate the Tag-Along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the Selling Stockholder.

6.8   Consummation of the Sale. The Selling Stockholder shall have 90 days following the expiration of the Tag-Along Period to sell the shares of Common Stock described in the Sale Notice, on terms not materially more favorable to the Selling Stockholder than those set forth in the Sale Notice (which 90-day period may be extended by up to 120 days to the extent reasonably necessary to obtain any required government approvals). If at the end of such period the Selling Stockholder has not completed the Tag-Along Sale, the Selling Stockholder may not then effect the Tag-Along Sale without again fully complying with the provisions hereof.

6.9   Sales in Violation of Tag-Along Rights. If the Selling Stockholder consummates any Tag-Along Sale in violation of this Section 4 of Article Fourth, then each Tag- Along Stockholder shall have the right to sell to the Selling Stockholder, and the Selling Stockholder shall be obligated to purchase from each Tag-Along Stockholder that exercises such right, all of the Tag-Along Stockholder's shares of Common Stock, on the same terms and conditions (including the same amount and form of consideration per share) under which the Proposed Transferee purchased the shares of Common Stock from the Selling Stockholder, except that no Tag-Along Stockholder shall be required to indemnify the Selling Stockholder in connection with any sale consummated pursuant to this Section 4.9. The Selling Stockholder shall reimburse each Tag-Along Stockholder for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Tag-Along Stockholder's rights under this Section 4 of Article Fourth.

7. Standoff Agreement. If so requested by the representative of the lead or managing underwriters of an offering of the Corporation's Common Stock in the IPO (the "Managing Underwriter"), no holder of Common Stock shall, without the prior consent of the Managing Underwriter (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Common Stock or any other securities of the Corporation or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, during the period specified by the Managing Underwriter (the **"Market Standoff** Period"), with such period not to exceed 10 days prior to the anticipated effective date of the IPO registration statement and 180 days following the effective date of such registration statement. Each such Stockholder further agrees to execute such agreements as may be reasonably requested by the Managing Underwriter in

connection with the commitments in this Section 7 of Article Fourth. Following an IPO, this Section 7 of Article Fourth shall be of no further force or effect.

B. PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the "**Board**") is hereby authorized to provide by resolution or resolutions from time to time for the issuance, out of the unissued shares of Preferred Stock, of one or more series of Preferred Stock, without stockholder approval, by filing a certificate pursuant to the applicable law of the State of Delaware (the "**Preferred Stock Designation**"), setting forth such resolution and, with respect to each such series, establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. The powers, designation, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, the determination of the following:

1. the designation of the series, which may be by distinguishing number, letter or title;

2. the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

3. the amounts or rates at which dividends will be payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

4. the dates on which dividends, if any, shall be payable;

5. the redemption rights and price or prices, if any, for shares of the series;

6. the terms and amount of any sinking fund, if any, provided for the purchase or redemption of shares of the series;

7. the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

8. whether the shares of the series shall be convertible into or exchangeable for, shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

9. restrictions on the issuance of shares of the same series or any other class or series;

10. voting rights, if any, of the holders of shares of the series generally or upon specified events;

and

11. any other powers, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and any qualifications, limitations or restrictions of such shares;

all as may be determined from time to time by the Board and stated in the resolution or resolutions providing for the issuance of such Preferred Stock.

Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

FIFTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Unless and except if the Bylaws shall so require, elections of directors of the Corporation need not be by written ballot.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

A. <u>Right to Indemnification of Directors and Officers.</u> The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an **"Indemnified Person"**) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a **"Proceeding"**), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section C of this Article Tenth the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

B. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

C. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

D. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

E. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of

Directors.

      F. <u>Non-Exclusivity of Rights.</u> The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the Bylaws of the Corporation, or any agreement, or under any vote of stockholders or disinterested directors or otherwise.

      G. <u>Other Indemnification</u>. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

      H. <u>Insurance.</u> The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

      I. <u>Amendment or Repeal.</u> Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

      ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An **"Excluded Opportunity"** is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (A) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (B) any holder of Common Stock or Preferred Stock, or any partner, member, director, stockholder, employee, affiliate, or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in <u>clauses (A)</u> and <u>(B)</u> are **"Covered Persons"),** unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

                  *   *   *   *   *

EXHIBIT E
By-Laws
(Attached)

**BYLAWS OF
SURF LAKES GLOBAL, INC.
A Delaware Corporation**

**ARTICLE I
OFFICES**

The registered office of Surf Lakes Global, Inc. (the "Corporation") in the State of Delaware shall be located in the City and State designated in the Certificate of Incorporation. The Corporation may also maintain offices at such other places within or without the State of Delaware as the Board of Directors may, from time to time, determine.

**ARTICLE II
MEETING OF STOCKHOLDERS**

2.1   Annual Meetings: The annual meeting of the stockholders of the Corporation (the "Stockholders") shall be held at the time fixed, from time to time, by the directors serving on the Board of Directors of the Corporation (the "Directors").

2.2   Special Meetings: The Board of Directors or such person may call special meetings of the Stockholders or persons authorized by the Board of Directors and shall be held within or without the State of Delaware.

2.3   Court-ordered meeting: The Court of Chancery in this State where the Corporation's principal office is located, or where the Corporation's registered office is located if its principal office is not located in this state, may after notice to the Corporation, order a meeting to be held on application of any Director or Stockholder entitled to vote in an annual meeting if an annual meeting has not been held within any thirteen month period, if there is a failure by the Corporation to hold an annual meeting for a period of thirty days after the date designated therefor, or if no date has been designated, for a period of thirteen months after the organization of the Corporation or after its last annual meeting. The court may fix the time and place of the meeting, determine the shares entitled to participate in the meeting, specify a record date for determining Stockholders entitled to notice of and to vote at the meeting, prescribe the form and content of the meeting notice, and enter other orders as may be appropriate.

2.4   Place of Meetings: Meetings of Stockholders shall be held at the registered office of the Corporation, or at such other places, within or without the State of Delaware as the Directors may from time to time fix. If no designation is made, the meeting shall be held at the Corporation's registered office in the state of Delaware.

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2.5   Notice of Meetings:

(a)   Written or printed notice of each meeting of Stockholders, whether annual or special, stating the time when and place where it is to be held, shall be served either personally, by first class mail, or by electronic mail, at the direction of the President, the Secretary, or the officer or the person calling the meeting, not less than ten or more than sixty days before the date of the meeting, unless the lapse of the prescribed time shall have been waived before or after the taking of such action, upon each Stockholder of record entitled to vote at such meeting, and to any other Stockholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the business to be transacted or the purpose or purposes for which the meeting is called, and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle Stockholders to dissent and receive payment for their shares pursuant to the Delaware General Corporation Law, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the Stockholder as it appears on the share transfer records of the Corporation.

2.6   Stockholders' List:

(a)   After fixing a record date for a meeting, the officer who has charge of the stock ledger of the Corporation, shall prepare an alphabetical list of the names of all its Stockholders entitled to notice of the meeting, arranged by voting group with the address of; and the number, class, and series, if any, of shares held by each Stockholder. The Stockholders' list must be available for inspection by any Stockholder for a period of ten days before the meeting or such shorter time as exists between the record date and the meeting and continuing through the meeting at the Corporation's principal office, at a place identified in the meeting notice in the city where the meeting will be held, or at the office of the Corporation's transfer agent or registrar. Any Stockholder or the Stockholder's agent or attorney is entitled on written demand to inspect the Stockholders' list during regular business hours and at the Stockholder's expense, during the period it is available for inspection.

(b)   The Corporation shall make the Stockholders' list available at the meeting of Stockholders and any Stockholder or the Stockholder's agent or attorney is entitled to inspect the list at any time during the meeting or any adjournment.

(c)   Upon the willful neglect or refusal of the Directors to produce such a list at any meeting for the election of Directors, such Directors shall be ineligible for election for any office at such meeting.

(d)   The stock ledger shall be the only evidence as to the Stockholders entitled to examine the stock ledger, the list required by Section 219 of the Delaware

General Corporation Law or the books of the Corporation, or to vote in person or by proxy at any Stockholders' meeting.

2.7   Quorum:

(a)   Except as otherwise provided herein, or by law, or in the Certificate of Incorporation (such Articles and any amendments thereof being hereinafter collectively referred to as the "Certificate of Incorporation"), or for meetings ordered by the Court of Chancery called pursuant to Section 211 of the Delaware General Corporation Law, a quorum shall be present at all meetings of Stockholders, if the holders of a majority of the shares of stock entitled to vote on that matter are represented at the meeting in person or by proxy.

(b)   The subsequent withdrawal of any Stockholder from the meeting, after the commencement of a meeting, or the refusal of any Stockholder represented in person or by proxy to vote, shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(c)   Despite the absence of a quorum at any meeting of Stockholders, the Stockholders present may adjourn the meeting.

2.8   Voting:

(a)   Except as otherwise provided by law, the Certificate of Incorporation, or these Bylaws, any corporate action, other than the election of Directors, the affirmative vote of the majority of shares of stock entitled to vote on that matter and represented either in person or by proxy at a meeting of Stockholders at which a quorum is present shall be the act of the Stockholders.

(b)   Unless otherwise provided for in the Articles of Incorporation of this Corporation, Directors will be elected by a plurality of the votes cast by the shares of stock entitled to vote in the election at a meeting at which a quorum is present and each Stockholder entitled to vote has the right to vote the number of shares owned by him/her for a many persons as there are Directors to be elected.

(c)   Unless otherwise provided for in the Certificate of Incorporation of this Corporation, Directors will be elected by a plurality of the votes by the shares of stock, present in person or by proxy, entitled to vote in the election at a meeting at which a quorum is present and each Stockholder entitled to vote has the right to vote the number of shares owned by him/her for as many persons as there are Directors to be elected.

(d)   Except as otherwise provided by statute, the Certificate of Incorporation, or these Bylaws, at each meeting of Stockholders, each Stockholder entitled to vote thereat, shall be entitled to one vote for each share of stock registered in his/her name on the books of the Corporation.

2.9   Proxies: Each Stockholder entitled to vote or to express consent or dissent without a meeting may do so either in person or by proxy, so long as such proxy is executed in writing by the Stockholder himself or herself, or by (his/her) attorney-in-fact thereunto duly authorized in writing. Every proxy shall be revocable at will unless the proxy conspicuously states that it is irrevocable and the proxy is coupled with an interest. An email, facsimile or other transmission by the Stockholder, shall be treated as a valid proxy, and treated as a substitution of the original proxy, so long as such transmission is a complete reproduction executed by the Stockholder. No proxy shall be valid after the expiration of three years from the date of its execution; unless otherwise provided in the proxy. Such instrument shall be exhibited to the Secretary at the meeting and shall be filed with the records of the Corporation.

2.10   Action without a Meeting: Unless otherwise provided for in the Certificate of Incorporation of the Corporation, any action to be taken at any annual or special Stockholders' meeting, may be taken without a meeting, without prior notice and without a vote if a written consent or consents is/are signed by the Stockholders having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereat were present and voted is delivered by hand or by certified or registered mail, return receipt requested, to the Corporation to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of Stockholders' meetings are recorded.

ARTICLE III
BOARD OF DIRECTORS

3.1   Number, Term, Election and Qualifications:

(a)   The number of Directors of the Corporation shall be between one (1) to five (5), with the exact number determined from time to time by resolution of the Board of Directors. The Board of Directors or Stockholders has the power, in the interim between annual and special meetings of the Stockholders, to increase or decrease the number of Directors of the Corporation. A Director need not be a Stockholder unless the Certificate of Incorporation or these Bylaws requires.

(b)   Except as may otherwise be provided herein or in the Certificate of Incorporation, the members of the Board of Directors shall be elected at the first annual Stockholders' meeting and at each annual meeting thereafter, unless their terms are staggered in the Certificate of Incorporation or these Bylaws, by a majority of the votes cast at a meeting of Stockholders, by the holders of shares of stock entitled to vote in the election.

(c)   The first Board of Directors shall hold office until the first annual meeting of Stockholders and until their successors have been duly elected and qualified or until there is a decrease in the number of Directors. Thereinafter, Directors will be elected at the annual meeting of Stockholders and shall hold office until the annual meeting of the Stockholders next succeeding his/her election, or until his/her prior death, resignation or removal. Any Director may resign at any time upon written notice of such resignation to the Corporation.

3.2   Duties and Powers: The Board of Directors shall be responsible for the control and management of the business and affairs, property and interests of the Corporation, and may exercise all powers of the Corporation, except such as those stated under Delaware state law, are in the Certificate of Incorporation or by these Bylaws, expressly conferred upon or reserved to the Stockholders or any other person or persons named therein.

3.3   Regular Meetings; Notice:

(a)   A regular meeting of the Board of Directors shall be held either within or without the State of Delaware at such time and at such place as the Board shall fix.

(b)   No notice shall be required of any regular meeting of the Board of Directors and, if given, need not specify the purpose of the meeting; provided, however, that in case the Board of Directors shall fix or change the time or place of any regular meeting when such time and place was fixed before such change, notice of such action shall be given to each Director who shall not have been present at the meeting at which such action was taken within the time limited, and in the manner set forth in these Bylaws with respect to special meetings, unless such notice shall be waived in the manner set forth in these Bylaws.

3.4   Special Meetings; Notice:

(a)   Special meetings of the Board of Directors shall be held at such time and place as may be specified in the respective notices or waivers of notice thereof.

(b)   Except as otherwise required statute, written notice of special meetings shall be mailed directly to each Director, addressed to him/her at his/her residence or usual place of business, or delivered orally, with sufficient time for the convenient assembly of Directors thereat, or shall be sent to him/her at such place by email, facsimile, or other transmission, or shall be delivered to him/her personally or given to him/her orally, not later than the day before the day on which the meeting is to be held. If mailed, the notice of any special meeting shall be deemed to be delivered on the second day after it is deposited in the United States mail, so addressed, with postage prepaid. If notice is given by email or facsimile, it shall be deemed to be delivered when sent. A notice, or waiver of notice, except as required by these Bylaws, need not specify the business to be transacted at or the purpose or purposes of the meeting.

(c)   Notice of any special meeting shall not be required to be given to any Director who shall attend such meeting without protesting prior thereto or at its

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commencement the lack of notice to him/her, or who submits a signed waiver of notice, whether before or after the meeting. Notice of any adjourned meeting shall not be required to be given.

(d)   Unless otherwise stated in the Certificate of Incorporation, the Chairperson, President, Treasurer, Secretary or any two or more Directors may call any special meeting of the Board of Directors.

3.5   Chairperson: The Chairperson of the Board of Directors, if any and if present, shall preside at all meetings of the Board of Directors. If there shall be no Chairperson, or he or she shall be absent, then the President shall preside, and in his/her absence, any other Director chosen by the Board of Directors shall preside.

3.6   Quorum and Adjournments:

(a)   At all meetings of the Board of Directors, or any committee thereof, the presence of a majority of the entire Board, or such committee thereof, shall constitute a quorum for the transaction of business, except as otherwise provided by law, by the Certificate of Incorporation, or these Bylaws.

(b)   A majority of the Directors present at the time and place of any regular or special meeting, although less than a quorum may adjourn the same from time to time without notice, whether or not a quorum exists. Notice of such adjourned meeting shall be given to Directors not present at time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other Directors whom were present at the adjourned meeting.

3.7   Manner of Acting:

(a)   At all meetings of the Board of Directors, each Director present shall have one vote, irrespective of the number of shares of stock, if any, which he/she may hold.

(b)   Except as otherwise provided by law, by the Certificate of Incorporation, or these Bylaws, action approved by a majority of the votes of the Directors present at any meeting of the Board or any committee thereof at which a quorum is present shall be the act of the Board of Directors or any committee thereof.

(c)   Any action authorized in writing made prior or subsequent to such action, by all of the Directors entitled to vote thereon and filed with the minutes of the Corporation shall be the act of the Board of Directors, or any committee thereof, and have the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the Board or committee for all purposes and may be stated as such in any certificate or document filed with the Secretary of the State of Delaware.

(d)   Where appropriate communications facilities are reasonably available, any or all Directors shall have the right to participate in any Board of Directors meeting, or a committee of the Board of Directors meeting, by means of conference telephone or any means of communications by which all persons participating in the meeting are able to hear each other.

       3.8   Vacancies: Vacancies on the Board of Directors by reason of death, resignation, retirement, disqualification, removal from office, or otherwise, and newly created Directorships resulting from any increase in the authorized number of directors may be filled by a majority of the Directors then in office, although less than a quorum, or by a sole remaining Director. The Directors so chosen shall hold office until the next annual election of Directors and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no Directors in office, then an election of Directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created Directorship, the Directors then in office shall constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any Stockholder or Stockholders holding at least ten percent of the total number of the shares of stock at the time outstanding having the right to vote for such Directors, summarily order an election to be held to fill any such vacancies or newly created Directorships, or to replace the Directors chosen by the directors then in office.

       3.9   Resignation: The Stockholders may, at any meeting, vote to accept the resignation of any Director.

       3.10   Removal: One or more or all the Directors may be removed with or without cause at any time by the Stockholders, at a special meeting of the Stockholders called for that purpose, unless the Certificate of Incorporation provides that Directors may only be removed for cause; *provided however*, such Director shall not be removed if the Corporation states in its Certificate of Incorporation that its Directors shall be elected by cumulative voting and there are a sufficient number of shares cast against his or her removal, which if cumulatively voted at an election of Directors would be sufficient to elect him or her. If a Director was elected by a voting group of Stockholders, only the Stockholders of that voting group may participate in the vote to remove that Director.

       3.11   Compensation: The Board of Directors may authorize and establish reasonable compensation of the Directors for services to the Corporation as Directors, including, but not limited to attendance at any annual or special meeting of the Board.

       3.12   Committees: The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members one or more committees, and alternate members thereof, as they deem desirable, each consisting of one or more members, with such powers and authority (to the extent permitted by law and these Bylaws) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board and, unless otherwise stated by law, the Certificate of Incorporation or these Bylaws, shall be governed by the rules and regulations stated herein regarding the Board of Directors.

ARTICLE IV
OFFICERS

4.1   Number, Qualifications, Election and Term of Office:

(a)   The Corporation's officers shall have such titles and duties as shall be stated in these Bylaws or in a resolution of the Board of Directors which is not inconsistent with these Bylaws. Any officer other than the Chairman of the Board of Directors may be, but is not required to be, a Director. The same person may hold any two or more offices.

(b)   The Board of Directors shall elect the officers of the Corporation at the regular annual meeting of the Board following the annual meeting of Stockholders.

(c)   Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his/her election, and until his/her successor shall have been duly elected and qualified, subject to earlier termination by his or her death, resignation or removal.

4.2   Resignation: Any officer may resign at any time by giving written notice of such resignation to the Corporation.

4.3   Removal: Any officer elected by the Board of Directors may be removed, either with or without cause, and a successor elected by the Board at any time, and such officer, if appointed by another officer, may likewise remove any officer or assistant officer.

4.4   Vacancies: If the office of any officer or officers becomes vacant for any reason, the vacancy shall be filled by the Board of Directors.

4.5   Bonds: The Corporation may require any or all of its officers or agents to post a bond, or otherwise, to the Corporation for the faithful performance of their positions or duties.

4.6   Compensation: The compensation of the officers of the Corporation shall be fixed from time to time by the Board of Directors.

4.7   Offices: The following offices may be filled from time to time by the Board of Directors consistent with these Bylaws:

(a)   Chairman of the Board. The Chairman of the Board, if such an officer be elected, shall, if present, preside at all meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by these Bylaws.

(b)   President. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, and the Chief Executive Officer, if

-8-

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there be such an officer, the President shall, subject to the control of the Board of Directors and the Chief Executive Officer, have general supervision, direction and control of the business and officers of the corporation. He shall preside at all meetings of the Stockholders and, in the absence of the Chairman of the Board or the Chief Executive Officer, or if there be none, at all meetings of the Board of Directors, and shall have such other powers and duties as may be prescribed by the Board of Directors, the Chief Executive Officer or these Bylaws.

(c)   Vice Presidents. In the absence or disability of the President, the Vice President designated by the Board of Directors shall perform all the duties of the President, and when so acting shall have all the powers of and be subject to all the restrictions upon the President. The Vice Presidents shall have such other duties as from time to time may be prescribed for them, respectively, by the Board of Directors. In the event there are two or more Vice Presidents, then one or more may be designated as Executive Vice President, Senior Vice President, or other similar or dissimilar title.

(d)   Secretary. The Secretary shall attend all sessions of the Board of Directors and all meetings of the Stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose; and shall perform like duties for the standing committees when required by the Board of Directors. He/she shall give, or cause to be given, notice of all meetings of the Stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or these Bylaws. He/she shall keep in safe custody the seal of the Corporation, and when authorized by the Board, affix the same to any instrument requiring it, and when so affixed it shall be attested by his/her signature. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his/her signature.

(e)   Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys, and other valuable effects in the name and to the credit of the Corporation, in such depositories as may be designated by the Board of Directors. He/she shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his/her transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, he/she shall give the Corporation a bond, in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors, for the faithful performance of the duties of his/her office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his/her possession or control belonging to the Corporation.

ARTICLE V
INDEMNIFICATION OF DIRECTORS AND OFFICERS

5.1   Indemnification and Expenses.

(a)   The Corporation shall indemnify to the maximum extent permitted by law any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b)   The Corporation shall indemnify to the maximum extent permitted by law any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no such indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such Court of Chancery or such other court shall deem proper.

(c)   To the extent that a Director or officer of the Corporation shall be successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs (a) and (b) of this Section 5.1, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(d)   Any indemnification under paragraphs (a) and (b) of this Section 5.1 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in paragraphs (a) and (b) of this Section 5.1. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, or (3) by the Stockholders. The Corporation, acting through its Board of Directors or otherwise, shall cause such determination to be made if so requested by any person who is indemnifiable under this Article 5.

(e)   Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Article 5.

5.2   General Provisions Applicable to Indemnification and Related Expenses.

(a)   The indemnification and advancement of expenses provided by, or granted pursuant to, the other paragraphs of this Article 5 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of Stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(b)   The Board of Directors may authorize, by a vote of a majority of a quorum of the Board of Directors, the Corporation to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article 5.

(c)   For the purposes of this Article 5, references to "the Corporation" shall include, in addition to the resulting Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its

Directors or officers so that any person who is or was a director or officer of such constituent corporation, or is or was serving at the request of such constituent corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article 5 with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(d)   For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include service as a director or officer of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Section.

(e)   The indemnification and advancement of expenses provided by, or granted pursuant to, this Article 5 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f)   The Corporation shall be required to indemnify a person in connection with an action, suit or proceeding (or part thereof) initiated by such person only if the action, suit or proceeding (or part thereof) was authorized by the Board of Directors.

ARTICLE VI
INDEMNIFICATION OF EMPLOYEES AND AGENTS

The Corporation may indemnify every person who was or is a party or is or was threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as an employee or agent or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including counsel fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, to the extent permitted by applicable law.

ARTICLE VII
SHARES OF STOCK

7.1   Certificate of Stock:

(a)   The shares of stock of the Corporation ("Stock") shall be represented by certificates or shall be uncertificated shares of stock.

(b)   Certificated Stock shall be signed, (either manually or by facsimile), by the Chairperson, President or Vice President and Secretary or the Treasurer, or any other officer designated by the Board of Directors, certifying that the Stock owned by him or her in the Corporation, provided however that where such certificate is signed by a transfer agent or an assistant transfer agent or by a transfer clerk acting on behalf of the Corporation and a registrar, any such signature may be a facsimile thereof.

(c)   Certificates shall be issued in such form not inconsistent with the Certificate of Incorporation and the Board of Directors shall approve. Such certificates shall be numbered and registered on the books of the Corporation, in the order in which they were issued.

(d)   Except as otherwise provided by law, the rights and obligations of the holders of uncertificated Stock and the rights and obligations of the holders of certificates representing Stock of the same class and series shall be identical.

7.2   Lost or Destroyed Certificates: The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed if the owner:

(a)   So requests before the Corporation and has given notice that the Stock have been acquired by a bona fide purchaser,

(b)   Files with the Corporation a sufficient indemnity bond; and

(c)   Satisfies such other requirements, including evidence of such loss, theft or destruction, as may be imposed by the Corporation.

7.3   Transfers of Stock:

(a)   Transfers of Stock shall be made on the Stock transfer books of the Corporation by the registered holder thereof, or by his/her attorney duly authorized by a written power of attorney; and in the case of certificated Stock, only after the surrender to the Corporation of the certificates representing such Stock, properly endorsed, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and the payment of all Stock transfer taxes due thereon.

(b)   The Corporation shall be entitled to treat the holder of record of any Stock as absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such Stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

7.4   Record Date: In order that the Corporation may determine the Stockholders entitled to notice of or to vote at any meeting of the Stockholders, or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of Stock or for the purpose of any other lawful action, the Board of Directors may fix a record date which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting. In order that the Corporation may determine the Stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date that shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors.

ARTICLE VIII
DIVIDENDS

Subject to applicable law, dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine.

ARTICLE IX
FISCAL YEAR

The fiscal year of the Corporation shall be fixed, and shall be subject to change by the Board of Directors from time to time, subject to applicable law.

ARTICLE X
AMENDMENTS

10.1   Initial Bylaws: The Board of Directors shall adopt the initial Bylaws of the Corporation at its organizational meeting.

10.2   By Stockholders: All Bylaws of the Corporation shall be subject to alteration or repeal, and new Bylaws may be made, by a majority vote of the Stockholders at the time entitled to vote in the election of Directors even though these Bylaws may also be altered, amended or repealed by the Board of Directors.

4889-7735-4627.2

10.3   By Directors: The Board of Directors shall have power to make, adopt, alter, amend and repeal from time to time, Bylaws of the Corporation; however, Bylaws made by the Board may be altered or repealed and new Bylaws made by the Stockholders.

ARTICLE XI
WAIVER OF NOTICE

Whenever any notice is required to be given by law, the Certificate of Incorporation or these Bylaws, the meeting of Stockholders, Board of Directors, or committee thereof, or attendance at the meeting by any person, shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of Stockholders, Directors or committee thereof needs to be specified in any written waiver of notice.

ARTICLE XII
INTERESTED DIRECTORS

No contract or transaction shall be void or voidable if such contract or transaction is between the Corporation and one or more of its Directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers, are Directors or officers, or have a financial interest, when such Director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction or his, her or their votes are counted for such purpose, if:

(a)   The material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or

(b)   The material facts as to his, her or their relationship or relationships or interest or interests and as to the contract or transaction are disclosed or are known to the Stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the Stockholders; or

(c)   The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee, or the Stockholders. Such interested Directors may be counted when determining the presence of a quorum at the Board of Directors or committee meeting authorizing the contract or transaction.

4889-7735-4627.2

ARTICLE XIII
FORM OF RECORDS

Any records maintained by the Corporation in its regular course of business, including, but not limited to, its Stock ledger, books of account and minute book, may be kept on or any information storage device, provided that the records so kept may be converted into clearly legible written form within a reasonable time. The Corporation shall so convert any of such records so kept upon the request of any person entitled to inspect the same.

Dated Effective: October 18, 2023

DocuSigned by:

0D0115918A234B3...

Josh Hamlin
Secretary

4889-7735-4627.2

EXHIBIT F
Financial Statements
(Attached)

SURF LAKES GLOBAL, INC. AND SUBSIDIARIES

REVIEWED CONSOLIDATED FINANCIAL

STATEMENTS FOR THE YEARS ENDED

JUNE 30, 2024, AND 2023





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Surf Lakes Global, Inc. and Subsidiaries
San Clemente, California

We have reviewed the accompanying consolidated financial statements of Surf Lakes Global, Inc. and Subsidiaries (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2024 and December 31, 2023, and the related consolidated statements of operations, statements of shareholders' equity (deficit), and cash flows for the year ending December 31, 2024 and December 31, 2023, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

February 13, 2025
Los Angeles, California

SURF LAKES GLOBAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2024, AND 2023

As of June 30,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	510,868	$	1,673,499
Accounts Receivable, net		978		213,881
Prepaids and Other Current Assets		62,746		60,080
Total Current Assets		**574,592**		**1,947,460**
Property and Equipment, net		461,824		463,851
Right-of-Use Asset		103,783		52,331
Bonds		8,453		9,227
Security Deposit		16,907		6,844
Total Assets	$	**1,165,559**	$	**2,479,713**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable and Other Current Liabilities	$	678,700	$	457,458
Lease Liability, current portion		50,135		31,391
Current portion of long-term debt		-		1,080,670
Contract Liability		4,193,945		4,604,983
Total Current Liabilities		**4,922,780**		**6,174,502**
Lease Liability, net of current portion		32,607		-
Total Liabilities		**4,955,387**		**6,174,502**
STOCKHOLDERS' EQUITY				
Common Stock		3,985		-
Additional Paid in Capital		29,771,122		24,514,152
Other Comprehensive Income		905,661		699,267
Accumulated Deficit		(34,470,596)		(28,908,208)
Total Stockholders' Equity		**(3,789,828)**		**(3,694,789)**
Total Liabilities and Stockholders' Equity	$	**1,165,559**	$	**2,479,713**

See accompanying notes to consolidated financial statements.

SURF LAKES GLOBAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED JUNE 30, 2024, AND 2023

For the Year Ended June 30,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 1,056,590	$ 383,497
Cost of Revenue	-	-
Gross Profit	**1,056,590**	**383,497**
Operating Expenses		
Advertising	219,005	775,904
Depreciation expense	27,579	49,052
Employee benefits	2,822,687	2,835,437
Professional fees	1,246,887	562,540
Repairs and maintenance	224,348	580,643
Research and development	185,629	39,322
Share based payments	1,903,481	555,664
Travel	161,687	223,826
Total Operating Expenses	**6,791,303**	**5,622,388**
Net Operating Loss	**(5,734,713)**	**(5,238,891)**
Interest Expense	145,236	240,525
Accumulated foreign currency translation adjustments	(80,704)	1,960,311
Other Loss	398,265	50,309
Loss Before Provision for Income Taxes	**(5,562,388)**	**(3,468,796)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (5,562,388)**	**$ (3,468,796)**

See accompanying notes to consolidated financial statements.

SURF LAKES GLOBAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OWNERS' DEFICIT
FOR THE YEARS ENDED JUNE 30, 2024, AND 2023

(in , $US)	Common Stock		Additional Paid In Capital	Accumulated Deficit	Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount				
Balance—June 30, 2022	-	$ -	$ 23,464,201	$ (25,439,412)	$ -	$ (1,975,211)
Shares issued during the year	-	-	499,027	-	-	499,027
Foreign currency translation adjustment	-	-	-	-	699,267	699,267
Share-Based Compensation	-	-	550,924	-	-	550,924
Net Loss	-	-	-	(3,468,796)	-	(3,468,796)
Balance—June 30, 2023	-	$ -	$ 24,514,152	$ (28,908,208)	$ 699,267	$ (3,694,789)
Conversion from Convertible Notes to Stock	548,589	55	957,673	-	-	957,728
Issuance of stock	39,297,488	3,930	2,946,740	-	-	2,950,670
Share-Based Compensation	-	-	1,352,557	-	-	1,352,557
Foreign currency translation adjustment	-	-	-	-	206,394	206,394
Net Loss	-	-	-	(5,562,388)	-	(5,562,388)
Balance- June 30, 2024	**39,846,077**	**$ 3,985**	**$ 29,771,122**	**$ (34,470,596)**	**$ 905,661**	**$ (3,789,828)**

See accompanying notes to consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.　　　4

SURF LAKES GLOBAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2024, AND 2023

For the Year Ended June 30,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (5,562,388)	$ (3,468,796)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	28,471	41,431
Foreign currency translation	206,394	699,267
Share-Based Compensation	1,352,557	550,924
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	212,903	385,573
Prepaids and Other Current Assets	(2,666)	(38,617)
Accounts Payable and Other Current Liabilities	221,242	(780,943)
Contract Liability	(411,038)	1,922,981
Non-Cash Lease Expense	(101)	(8,597)
Bonds	774	62,403
Security Deposit	(10,063)	124,397
Net Cash Used In Operating Activities	**(3,963,915)**	**(509,977)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(26,444)	(341,977)
Net Cash Used in Investing Activities	**(26,444)**	**(341,977)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	2,950,670	499,027
Repayment of Convertible Notes	(122,942)	(115,303)
Net Cash Provided by Financing Activitie	**2,827,728**	**383,724**
Change in Cash & Cash Equivalents	**(1,162,631)**	**(468,230)**
Cash & Cash Equivalents —Beginning of The Year	1,673,499	2,141,729
Cash & Cash Equivalents—End of The Year	$ 510,868	$ 1,673,499
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 145,236	$ 240,525

See accompanying notes to consolidated financial statements.

Note 1 – Nature of Operation

Surf Lakes Global, Inc. was incorporated on October 3, 2023, in the state of Delaware. Surf Lakes Global, Inc. became the holding company of Surf Lakes Group through a Scheme of Arrangement, under which the newly incorporated U.S. entity acquired all existing shares of Surf Lakes Holdings Limited. This redomicile to the United States was undertaken to enhance access to U.S. capital markets and support the company's expansion and commercialization strategy. The company Surf Lakes Global Inc. has the following subsidiaries: Surf Lakes Equipment Pty Ltd, Surf Lakes Queensland Pty Ltd, Surf Lakes North America LLC, Surf Lakes International Pty Ltd, Mulara Site Pty Ltd, and Surf Lakes Holdings Pty Ltd. The consolidated financial statements of Surf Lakes Global, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Clemente, California.

Surf Lakes revolutionizes surfing by providing perfect, on-demand waves, free from geographical and weather constraints. Designed for all skill levels, its facilities offer 800 meters of prime shoreline, creating unique real estate and investment opportunities. Strategically located near urban centers, Surf Lakes enhances local infrastructure and sets the standard for the future of wave technology and leisure.

Note 2 – Summary of Significant Accounting Policies

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented unless otherwise stated.

New or Amended Accounting Standards and Interpretations Adopted

The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the Financial Accounting Standards Board ("FASB") that are mandatory for the current reporting period. The adoption of these new or amended Accounting Standards and Interpretations did not have a material impact on the consolidated financial statements.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Basis of Preparation

These general purpose consolidated financial statements have been prepared in accordance with Accounting Standards and Interpretations issued by the Financial Accounting Standards Board ("FASB"), as appropriate for for-profit oriented entities.

Historical Cost Convention

The consolidated financial statements have been prepared under the historical cost convention, except for derivative financial instruments.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 2 to the consolidated financial statements.

Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Surf Lakes Global, Inc. ("company" or "parent entity") as of June 30, 2024, and the results of all subsidiaries for the year then ended. Surf Lakes Global, Inc. and its subsidiaries together are referred to in these consolidated financial statements as the "Group". Principles of Consolidation (continued)

Subsidiaries are all those entities over which the Group has control. The Group controls an entity when the Group is exposed to or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances, and unrealized gains on transactions between entities in the Group are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Where the Group loses control over a subsidiary, it derecognizes the assets including goodwill, liabilities, and non-controlling interest in the subsidiary together with any cumulative translation differences recognized in equity. The Group recognizes the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Foreign Currency Translation

The consolidated financial statements are presented in U.S. dollars, which is Surf Lakes Global, Inc.'s presentation currency.

Foreign Currency Transactions

Foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Revenue Recognition

The Group recognizes revenue as follows:

Revenue from Contracts with Customers

Revenue is recognized at an amount that reflects the consideration to which the Group is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the Group: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

Revenue from Contracts with Customers

The Group enters into several contracts with customers:

- Strategic Alliance Agreements (SAA) whereby the customer pays a non-refundable fee between $500,000 to $2,000,000 for 3–5-year exclusivity over the designated territory until construction is complete.

- Design Fee Agreements whereby the customer pays for design services and disbursed expenses for a specific, unconnected project in relation to engineering and other services in connection to a potential future construction.

In considering the relevant performance obligations in respect to the above contracts which the Group enters into it was determined that there exists 1 performance obligation which is the construction of the Wave Park. Where the construction or preliminary works have not started the fees received are recognized as a contract liability in the statement of financial position.

Where the respective exclusive territory and license agreements have expired and the Group is no longer in discussions with the customer, amounts previously receipted in respect to these contracts will be recognized as revenue as there would be no further performance obligations in relation to these contracts.

Revenue from Construction and Design Services

Where contracts are entered, the total transaction "Price" is allocated across each project based on stand-alone selling prices. The transaction can often include the bundling of multiple contracts into one performance obligation. It is practice for contracts to include bonus and penalty elements based on timely construction or other performance criteria known as variable consideration, discussed below.

The performance obligation is fulfilled over time and as such revenue is recognized over time. As work is performed on the assets being constructed, they are controlled by the customer and have no alternative use to the Group, with the Group having a right to payment for performance to date. Generally, contracts identify various interlinked activities required in the construction process. Revenue is recognized on the measured input of each process based on the cost to complete each performance obligation.

Rendering of Services

Revenue from a contract to provide services is recognized over time as the services are rendered based on either a fixed price or an hourly rate.

Variable Consideration

It is common for contracts to include performance bonuses or penalties assessed against the timeliness or cost-effectiveness of work completed or other performance-related KPIs. Where consideration in respect of a contract is variable, the expected value of revenue is only recognized when the uncertainty associated with the variable consideration is subsequently resolved, known as "constraint" requirements. The Group assesses the constraint requirements on a periodic basis when estimating the variable consideration to be included in the transaction price. The estimate is based on all available information, including historic performance. Where modifications in design or contract requirements are entered into, the transaction price is updated to reflect these. Where the price of the modification has not been confirmed, an estimate is made of the amount of revenue to recognize whilst also considering the constraint requirement.

Interest

Interest revenue is recognized as interest accrues using the effective interest method. This is a method of calculating the amortized cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Other Revenue

Other revenue is recognized when it is received or when the right to receive payment is established.

Government Grants

Government grants relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate. When the grant relates to an asset, the grant is deducted in calculating the carrying amount of the related asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

Income Tax

The income tax expense or benefit for the period is the tax payable on that period's taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses, and the adjustment recognized for prior periods, where applicable

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

- When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

- When the taxable temporary difference is associated with interests in subsidiaries, associates, or joint ventures, and the timing of the reversal can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The carrying amount of recognized and unrecognized deferred tax assets is reviewed at each reporting date. Deferred tax assets recognized are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognized deferred tax assets are recognized to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities, and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

Surf Lakes Holdings Ltd (the "Australian head entity") and its wholly owned subsidiaries have formed an income tax consolidated group under the tax consolidation regime. The head entity and each subsidiary in the tax consolidated group continue to account for their own current and deferred tax amounts. The tax consolidated group has applied the 'separate taxpayer within group' approach in determining the appropriate amount of taxes to allocate to members of the tax consolidated group.

In addition to its own current and deferred tax amounts, the head entity also recognizes the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from each subsidiary in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax-consolidated entities are recognized as amounts receivable from or payable to other entities in the tax-consolidated group. The tax funding arrangement ensures that the intercompany charge equals the current tax liability or benefit of each tax-consolidated group member, resulting in neither a contribution by the head entity to the subsidiaries nor a distribution by the subsidiaries to the head entity.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at calls with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. For the statement of cash flows presentation purposes, cash and cash equivalents also include bank overdrafts, which are shown within borrowings in current liabilities on the statement of financial position.

Trade and Other Receivables

The allowance for credit losses reduces the accounts receivable balance to the estimated net realizable value which is the amount that is expected to be collected. The allowance is established using assessments of the current creditworthiness of customers, historical collection experience, and the aging of receivables, which are adjusted using currently available evidence and expected future trends to prepare reasonable and supportable forecasts. Accounts receivable balances are written off against the allowance if a final determination of uncollectibility is made after management has used reasonable collection efforts. Actual collections of accounts receivable could differ from estimates due to changes in future economic or industry conditions or a specific customer's financial condition.

Other receivables are recognized at amortized cost, less any allowance for expected credit losses.

Property, Plant, and Equipment

Property, plant, and equipment are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant, and equipment (excluding land) over their expected useful lives as follows:

Leasehold Improvements   50%
Plant and equipment   10-50%

The residual values, useful lives, and depreciation methods are reviewed and adjusted if appropriate, at each reporting date.

Leasehold improvements are depreciated over the unexpired period of the lease or the estimated useful life of the assets, whichever is shorter.

An item of property, plant, and equipment is derecognized upon disposal or when there is no future economic benefit to the Group. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss. Any revaluation surplus reserve relating to the item disposed of is transferred directly to retained profits.

Right-of-Use Assets

A right-of-use asset is recognized at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is shorter. Where the Group expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of-use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

The Group has elected not to recognize a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortized cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Contract Liabilities

Contract liabilities represent the Group's obligation to transfer goods or services to a customer and are recognized when a customer pays consideration, or when the Group recognizes a receivable to reflect its unconditional right to consideration (whichever is earlier) before the Group has transferred the goods or services to the customer.

Borrowings

Loans and borrowings are initially recognized at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortized cost using the effective interest method.

Lease Liabilities

A lease liability is recognized at the commencement date of a lease. The lease liability is initially recognized at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or if that rate cannot be readily determined, the Group's incremental borrowing rate. Lease payments comprise fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, the exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

Lease liabilities are measured at amortized cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease liability is remeasured, an adjustment is made to the corresponding right-of-use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down.

Finance Costs

Finance costs attributable to qualifying assets are capitalized as part of the asset. All other finance costs are expensed in the period in which they are incurred.

Contingencies

Provisions are recognized when the Group has a present (legal or constructive) obligation as a result of a past event, it is probable the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value of money is material, provisions are discounted using a current pre- tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognized as a finance cost.

Employee Benefits

Share-Based Payments

Equity-settled and cash-settled share-based compensation benefits are provided to employees.

Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services. Cash-settled transactions are awards of cash for the exchange of services, where the amount of cash is determined by reference to the share price.

The cost of equity-settled transactions is measured at fair value on the grant date. Fair value is independently determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at the grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Group receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

The cost of equity-settled transactions is recognized as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest, and the expired portion of the vesting period. The amount recognized in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognized in previous periods.

The cost of cash-settled transactions is initially, and at each reporting date until vested, determined by applying the Black- Scholes option pricing model, taking into consideration the terms and conditions on which the award was granted. The cumulative charge to profit or loss until settlement of the liability is calculated as follows:

- during the vesting period, the liability at each reporting date is the fair value of the award at that date multiplied by the expired portion of the vesting period.

- from the end of the vesting period until the settlement of the award, the liability is the full fair value of the liability at the reporting date.

All changes in the liability are recognized in profit or loss. The ultimate cost of cash-settled transactions is the cash paid to settle the liability.

Market conditions are taken into consideration in determining fair value. Therefore, any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognized as if the modification has not been made. An additional expense is recognized, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If the non-vesting condition is within the control of the Group or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the Group or employee and is not satisfied during the vesting period, any remaining expense for the award is recognized over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are canceled, it is treated as if they have vested on the date of cancellation, and any remaining expense is recognized immediately. If a new replacement award is substituted for the canceled award, the canceled and new award is treated as if they were a modification.

Employee Performance Based (70%)

Over the 7-year term, the Employee will be assessed on whether they have met their LTIP performance requirements in order to qualify for the 70% of the available maximum options to be made eligible each year. Within 3 months following the end of the financial year each individual will meet with their manager to assess their performance against the KPIs set the prior year and also to set new KPIs for the upcoming financial year. If the employee does not meet all their performance-based requirements, either fully or proportionally, then any remaining amount will remain ineligible and be forfeited back into the total option pool for all employees. Once the Employee has met with their manager and they have been assessed for their Performance Based Metric, that year's tranche of eligible options will vest over the following 4 (four) quarters, with a percentage of the possible "70% performance-based metric" vesting each quarter as set out; (Quarter 1 – 20%, quarter 2 – 20%, quarter 3 – 20%, Quarter 4 – 40%):

Fair Value Measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non- financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.

For recurring and non-recurring fair value measurements, external valuers may be used when internal expertise is either not available or when the valuation is deemed to be significant. External valuers are selected based on market knowledge and reputation. Where there is a significant change in the fair value of an asset or liability from one period to another, an analysis is undertaken, which includes a verification of the major inputs applied in the latest valuation and a comparison, where applicable, with external sources of data.

Issued Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Rounding of Amounts

Amounts in this report have been rounded off to the nearest dollar.

Going Concern

For the year ended June 30, 2024, the Group generated a consolidated loss of $5,562,388 and operating cash outflows of $3,963,915. The Group had cash reserves of $510,868, net current assets of $574,592 and total net liabilities of $4,955,387. The ability of the group to continue as a going concern is principally dependent upon one or more of the following, the ability of the Group to raise additional capital in the future; the successful development and commercialization of the product; and generate sales to fund operations.

These conditions give rise to material uncertainty which may cast significant doubt over the Group's ability to continue as a going concern. The directors believe that the going concern basis of preparation is appropriate due to the following reasons:

- To date the Group has funded activities through capital raising and it is expected that the Group will be able to fund its future activities through further issuances of shares as is evident by capital raised during the year of $2,452,721.

- During the year the Group has received payment for several territory sales of $600,000.

Should the group be unable to continue as a going concern, it may be required to realize its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial report. This financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the group be unable to continue as a going concern.

SURF LAKES GLOBAL, INC. AND SUBSIDIARIES

Note 3 – Current Assets - Trade and other receivables

	Consolidated	
	2024	2023
	$	$
Trade receivables	24,411	237,276
Less Allowance for Expected Credit Losses	(23,433)	(23,395)
	978	213,881
GST receivables	40,360	27,239
	41,338	241,120

Note 4 – Non-current assets – property, plant and equipment

	Consolidated	
	2024	2023
	$	$
Plant and equipment – at cost	374,886	357,526
Less: Accumulated depreciation	(263,161)	(234,715)
	111,725	122,811
Improvements – at cost	15,864	15,838
Less: Accumulated depreciation	(15,864)	(15,838)
	-	-
Land – at cost	350,099	341,040
	461,824	463,851

Note 5 – Non-current assets - right-of-use assets

	Consolidated	
	2024	2023
	$	$
Land and buildings – right-of-use	112,718	142,097
Less: Accumulated depreciation	(8,935)	(89,766)
	103,783	52,331

There were no additions to the right-of-use assets during the year.

The Group leases land and buildings for its offices under agreements of between three to nine years with, in some cases, options to extend. The leases have various escalation clauses. On renewal, the terms of the leases are renegotiated. The renewal of the current lease is still under negotiation at the time of signing this financial report.

Note 6 – Borrowings

The Group entered into Convertible Note Deeds with a number of note holders through the issue of convertible notes to the value of $3.1m to raise funds.

The face value of each convertible note is $1, originally maturing on 30 June 2022 and amended to 30 June 2024, attracting interest at 8% per annum (re-payable in cash) and which, subject to the shareholder approval, would automatically be converted into shares at a conversion price of $0.25 on completion of a qualifying capital raising by the Group.

Conversion to share with an exit event equity component as the principal plus any outstanding interest is converted at $0.25 per share, in the case of a trade sale the Group will issue 12.5% bonus shares. In the event of an initial public offering, a bonus option for each $1 of their holding will be issued having an exercise price of 50% low transaction event price.

During the year ended June 30, 2024, $957,728 of the borrowings were converted to shares, with the balance being redeemed.

Note 7 – Equity - issued capital

Common Stock
The Company is authorized to issue 44,000,000 shares of common stock with a par value of $0.0001. As of June 30, 2024, 39,846,077 shares of common stock have been issued and were outstanding.

Capital risk management
The Group's objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

Capital is regarded as total equity, as recognized in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.

Note 8 – Financial Instruments

Financial risk management objectives

The Board of Directors has overall responsibility for the establishment of the Group's financial risk management framework. This includes the development of policies covering specific areas such as foreign exchange risk, interest rate risk, liquidity risk, credit risk, and the use of derivatives.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities.

The day-to-day risk management is carried out by the Group's finance function under policies and objectives which have been approved by the Board of Directors. The Chief Financial Officer has been delegated the authority to design and implement processes that follow the objectives and policies. This includes monitoring the levels of exposure to interest rate and foreign exchange rate risk and assessment of market forecasts for interest rate and foreign exchange movements.

The Board of Directors receives monthly reports which provide details of the effectiveness of the processes and policies in place.

Mitigation strategies for specific risks faced are described below:

Market risk

Foreign currency risk
The Group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognized financial assets and financial liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

Generally, the Group's risk management procedures distinguish short-term foreign currency cash flows (due within 6 months) from the longer-term cash flows. Where the amounts to be paid and received in a specific currency are expected to largely offset one another, no hedging activity is undertaken.

Price risk
The Group is not exposed to any significant price risk.

Credit risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has a strict code of credit, including

obtaining agency credit information, confirming references and setting appropriate credit limits. The Group obtains guarantees where appropriate to mitigate credit risk. The maximum exposure to credit risk at the reporting date to recognized financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the consolidated financial statements. The Group does not hold any collateral.

The Group has adopted a lifetime expected loss allowance in estimating expected credit losses to trade receivables through the use of a provisions matrix using fixed rates of credit loss provisioning. These provisions are considered representative across all customers of the Group based on recent sales experience, historical collection rates, and forward-looking information that is available.

Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure of a debtor to engage in contract negotiations, no active enforcement activity and a failure to make contractual payments for a period greater than 1 year.

Liquidity risk
Vigilant liquidity risk management requires the Group to maintain sufficient liquid assets (mainly cash and cash equivalents) and available borrowing facilities to be able to pay debts as and when they become due and payable.

The Group manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Remaining contractual maturities
The following tables detail the Group's remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the statement of financial position.

Note 9 – Share-based payments - Options

On or close to the Effective Date employees were issued with options over Group shares, which are available to be earned under their long-term incentive plan ("LTIP") as set out in their employment agreements. Each Employee will be issued with options equal to the number of shares, to be vested in yearly tranches over the next 7 years from the Effective Date. All options are assessed for Eligibility in equal tranches over the 7 years, which is 1/7th per year. For Options to vest wholly, Employees will be assessed on two metrics.
Employee Performance Based (70%); and Market Based (30%).

Employee Performance Based (70%)

Over the 7-year term, the Employee will be assessed on whether they have met their LTIP performance requirements in order to qualify for the 70% of the available maximum options to be made eligible each year. Within 3 months following the end of the financial year each individual will meet with their manager to assess their performance against the KPIs set the prior year and also to set new KPIs for the upcoming financial year. If the employee does not meet all their performance-based requirements, either fully or proportionally, then any remaining amount will remain ineligible and be forfeited back into the total option pool for all employees. Once the Employee has met with their manager and they have been assessed for their Performance Based Metric, that year's tranche of eligible options will vest over the following 4 (four) quarters, with a percentage of the possible "70% performance-based metric" vesting each quarter as set out; (Quarter 1 – 20%, quarter 2 – 20%, quarter 3 – 20%, Quarter 4
– 40%):

Market Based (30%)

The market-based Options will immediately vest if and when the Group reaches the following valuations:
$500 million (25% vesting percentage)
$750 million (25% vesting percentage)
$1 billion (50% vesting percentage)

Director Options

On 21 April 2020, 200,000 options were issued to non-executive directors with an exercise price of $0.20 and an expiry date of 5 years from issue. 100,000 options vest on 21 April 2021, which represents 12 months after the date on which the option holder was appointed as a non-executive director, and the other 100,000 options vest on 21 April 2022.

During the financial year, 300,000 options were issued to the non-executive Chairman which were subject to AGM approval on 24th February 2023 which under AASB 2 Share-based payment becomes the grant date of these options. The options are split into 3 tranches of 1 million each of which terms are detailed below:

- Tranche 1 – 1 hundred thousand options issued which vest on October 19, 2023, 12 months after the option holder was appointed as Chairman of the Board of Directors of the Company, with an expiry date of October 19, 2024.

- Tranche 2 – 1 hundred thousand options issued which vest on October 19, 2024, 24 months after the option holder was appointed as Chairman of the Board of Directors of the Company, with an expiry date of October 19, 2025.

- Tranche 3 – 1 hundred thousand options issued which vest on October 19, 2025, 36 months after the option holder was appointed as Chairman of the Board of Directors of the Company, with an expiry date of October 19, 2026.

Notwithstanding the above, if there is an exit event prior to the date on which all the options have vested, the unvested options shall vest and all the options shall be exercisable by the option holder for the period from the exit event and for 3 months thereafter.

Note 10 – Related Party Transactions

The following transactions occurred with related parties:

	2024
	$
Consulting fees paid to Corporate advisory	26,542
Shares issued to directors (also shareholders of the Company	71,755
Short-term employee benefits to directors (also shareholders of the Company)	1,035,821

Note 11 – Subsequent Events

The Group has evaluated subsequent events through February 13, 2025, the date these consolidated financial statements were available to be issued. The company issued an additional $1,510,909 in shares as additional working capital. Other than the matters identified above, there were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements.

EXHIBIT G
Video Transcript
(Attached)



Surf Lakes // V1 Script

Audio
AARON: Ski resorts turned a niche pastime into a multi-billion-dollar industry. We're doing the same for surfing. And we're inviting you to invest.
AARON: Surfing became an Olympic sport in 2020, and its popularity is exploding. The surfing tourism market topped $65B in 2023 - but traveling to the ocean to catch waves isn't possible for everyone.
AARON: Enter surf parks, making surfing accessible to *everyone, everywhere* - and the boom has begun. There are about 25 worldwide, most of which opened in just the last three years, and 200 more in development. In the next decade, we expect thousands.
AARON: Surf Lakes has engineered patented technology for the ultimate surf park, unlike any others on the market. Our approach generates perfect, ocean-like waves radiating 360° from a central hub, serving every skill level at the same time – allowing for unparalleled volume and convenience.
AARON: Currently, the best parks create enough waves to handle a couple hundred surfers per day, often limiting wave-level by time slot. At Surf Lakes, our tech allows for thousands of surfers per day, with different skill levels surfing at the same time. Each group surfs tailor-made waves in a separate section of the lake, all created from the same core pump for maximum efficiency. Our high capacity means we can make Surf Lakes more affordable than current surf parks, while still maximizing profits.
MARK: And the waves? Unreal. As close to the ocean as it gets. Surf parks can feel fake, but this looks and feels natural, from the waves to the lake itself.
AARON: We've raised over $25M so far, which helped us refine the technology and build our demo facility. Pro surfers and celebrities have tested it out, and they love what we've created.





AARON:
We've also sold 9 licenses to partners across major U.S. cities to use our patented? technology — an efficient way to scale and generate revenue while we focus on the future of Surf Lakes: building our own commercial parks.

AARON:
But these are more than just surf parks. Every Surf Lakes facility creates half a mile of prime surfable beachfront, unlocking massive real estate value. With thousands of visitors, each Lake will be a hub for hotels, events, shops, restaurants — a whole community.

TROY:
When I was President of TopGolf, we transformed the driving range, scaling our concept into a business with over $4B yearly revenue.

Now I believe Surf Lakes will do the same for surf parks — hundreds of locations and billions in potential revenue.

AARON:
This is surfing's big moment, and we're positioned to be out in front. Hop on board, invest today.




<u>EXPLAINER VIDEO</u>

Topic: Revenue, business model, competitive differentiators

Points to hit:

Business Model & Revenue

- Licensing technology. Upfront fees for rights to use the patented wave system. Earning royalties from every ticket sold.
- Opening SL surf park, where 100% of revenue from tickets will be kept.
- Real estate revenue: renting out spaces to vendors
- Austin site (licensee's) is to open in 2026
- Owned site (Capricorn Coast) is to open by 2027
- Revenue to date: $_____

Competitive Differentiators

- 360° central wave device
- Safety: No walls, waves break in 6-8 ft of water (deeper than competitors)
- Capacity (2k rides per hour)
- All levels at all times, that means any customer can come any time of day
- Wave size (up to 9 ft) - the biggest in the industry
- Wave quality (Surf Lakes mimics nature = real waves)
- 365k followers on social media, over 40m views

